Execution Copy

ARRANGEMENT AGREEMENT

between

EXCELLON RESOURCES INC.

- and -

OTIS GOLD CORP.

Dated February 24, 2020

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

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ARRANGEMENT AGREEMENT

THIS AGREEMENT made the 24th day of February, 2020

B E T W E E N:

EXCELLON RESOURCES INC.,

a corporation existing under the
Business Corporations Act (Ontario),

(hereinafter referred to as "**Excellon**")

- and -

OTIS GOLD CORP.

a corporation existing under the
Business Corporations Act (British Columbia),

(hereinafter referred to as "**Otis**")

WHEREAS Excellon wishes to acquire all of the issued and outstanding Otis Shares;

AND WHEREAS Excellon and Otis propose to carry out the transactions contemplated by this Agreement by way of Plan of Arrangement under the provisions of the BCBCA;

AND WHEREAS the Otis Board has unanimously determined, after receiving financial and legal advice and the unanimous recommendation of the Otis Special Committee, that the Arrangement is fair to the Otis Shareholders and that the Arrangement is in the best interests of Otis, and the Otis Board has decided to recommend that the Otis Shareholders vote in favour of the Arrangement, all subject to the terms and conditions contained in this Agreement;

AND WHEREAS the Excellon Board has unanimously determined, after receiving financial and legal advice, that the Arrangement is in the best interests of Excellon, and the Excellon Board has decided to recommend that the Excellon Shareholders vote in favour of the Excellon Share Issuance Resolution, all subject to the terms and conditions contained in this Agreement;

AND WHEREAS concurrently with the execution and delivery of this Agreement and in order to induce Excellon to enter into this Agreement, Excellon has entered into the Otis Voting Agreements with certain Otis Shareholders, pursuant to which, among other things, such Otis Shareholders agree, subject to the terms and conditions thereof, to vote their Otis Shares in favour of the Otis Arrangement Resolutions;

AND WHEREAS concurrently with the execution and delivery of this Agreement and in order to induce Otis to enter into this Agreement, Otis has entered into the Excellon Voting Agreements with certain Excellon Shareholders, pursuant to which, among other things, such

Excellon Shareholders agree, subject to the terms and conditions thereof, to vote their Excellon Shares in favour of the Excellon Share Issuance Resolutions;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto, the Parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following words and terms used herein or in an exhibit with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) "**Aboriginal**" means any local aboriginal or indigenous peoples, including any group or council thereof;

(b) "**Aboriginal Claim**" means any claim, written assertion or demand, whether proven or unproven, made by any Aboriginals or Aboriginal groups with respect to Aboriginal title, Aboriginal rights, treaty rights or any other Aboriginal interest;

(c) "**Accessing Party**" shall have the meaning ascribed to such term in Section 4.3(a);

(d) "**Acquisition Proposal**" means:

(i) with respect to Excellon, any proposal or offer made by a third party regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale, joint venture or other disposition, directly or indirectly, of 50% of the assets of Excellon (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 50% of the assets of Excellon), reorganization, liquidation, winding-up, sale, issue or redemption of 50% of the total number of common shares or rights or interests therein or thereto or similar transactions involving Excellon and/or the Excellon Subsidiaries (other than the Arrangement); and

(ii) with respect to Otis, any proposal or offer made by a third party regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale, joint venture or other disposition, directly or indirectly, of 20% or more of the assets of Otis (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement

having the same economic effect as a sale or other disposition of 20% or more the assets of Otis), reorganization, liquidation, winding- up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving Otis and/or the Otis Subsidiary (other than the Arrangement); ***[Redacted due to potential prejudice to issuer]***;

(e) "**affiliate**" has the meaning ascribed thereto in the National Instrument 45-106 – *Prospectus Exemptions*;

(f) "**Agreement**" means this Arrangement Agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(g) "**Arrangement**" means the arrangement of Otis under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (*provided, however*, that any such amendment or variation is acceptable to both Otis and Excellon, each acting reasonably);

(h) "**BCBCA**" means the *Business Corporations Act* (British Columbia) and the regulations made thereunder;

(i) "**BLM**" means the United States Bureau of Land Management;

(j) "**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario and Vancouver, British Columbia;

(k) "**CFIUS**" means the Committee on Foreign Investment in the United States;

(l) "**CFIUS Approval**" means: (i) the Parties shall have received a written notification from CFIUS that (A) it has determined that the acquisition of Otis by Excellon pursuant to the Arrangement is not a covered transaction under Section 721; or (B) it has concluded its review (and any applicable investigation) under Section 721 and has determined that there are no unresolved national security concerns with respect to the acquisition of Otis by Excellon pursuant to the Arrangement, (ii) the Parties shall have received a decision by the President of the United States not to suspend, restrict or prohibit the transactions contemplated by this Agreement, or (iii) the President of the United States, having received a report from CFIUS with respect to the transactions contemplated by this Agreement, has not taken any action within 15 days after having received such report;

(m) "**Change in Recommendation**" shall have the meaning ascribed to such term in Section 6.1(b)(iv);

(n) "**Confidentiality Agreement**" means the confidentiality agreement dated December 9, 2019 between Excellon and Otis;

(o) "**Contemplated Reorganization Transaction**" shall have the meaning ascribed to such term in Section 4.5(a);

(p) "**Court**" means the Supreme Court of British Columbia;

(q) "**Depositary**" means TSX Trust Company;

(r) "**disclosed by Excellon**" or "**Excellon Filings**" means disclosed by Excellon in its public disclosure filings since December 31, 2018 or disclosed in the Excellon Disclosure Letter;

(s) "**disclosed by Otis**" or "**Otis Filings**" means disclosed by Otis in its public disclosure filings since June 30, 2019 or disclosed in the Otis Disclosure Letter;

(t) "**Dissent Rights**" means the rights of dissent exercisable by registered Otis Shareholders in respect of the Arrangement, described in the Plan of Arrangement;

(u) "**Effective Date**" has the meaning given in the Plan of Arrangement;

(v) "**Effective Time**" has the meaning given in the Plan of Arrangement;

(w) "**Employment Laws**" means all Laws respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, workers compensation;

(x) "**Encumbrance**" means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(y) "**Environmental Laws**" means all applicable Laws, including applicable common law, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

(z) "**Environmental Liabilities**" means, with respect to any Person, all liabilities, obligations (including any obligation to conduct Remedial Action), responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including Remedial Action costs, capital costs,

operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, work order, proceeding, notice, information request, or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property; (b) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (c) use, generation, disposal, treatment, processing, recycling, handling, transport, transfer, import, export or sale of Hazardous Substance;

(aa) "**Environmental Permits**" means all Permits issued or required by any Governmental Entity pursuant to any Environmental Law;

(bb) "**Excellon Balance Sheet**" shall have the meaning ascribed to such term in subsection 13 of Schedule "B";

(cc) "**Excellon Board**" means the board of directors of Excellon;

(dd) "**Excellon Diligence Information**" means, collectively, the materials available in the online Excellon data room hosted by Firmex under the project name "Excellon – Due Diligence Materials" as at 5:00 pm (Toronto time) on February 23, 2020;

(ee) "**Excellon Disclosure Letter**" means the letter dated February 24, 2020 delivered by Excellon to Otis with respect to certain matters in this Agreement;

(ff) "**Excellon DSU Plan**" means the deferred share unit plan of Excellon dated December 11, 2013, as amended and restated on April 29, 2014, most recently approved by Excellon Shareholders on May 10, 2017;

(gg) "**Excellon DSUs**" means the outstanding deferred share units issued pursuant to the Excellon DSU Plan representing the right to receive for each vested deferred share unit, one Excellon Share or cash equal to the fair market value of one Excellon Share, at the time, in the manner, and subject to the terms, set forth in the Excellon DSU Plan and the applicable grant agreement;

(hh) "**Excellon Employee**" means an employee of Excellon or an Excellon Subsidiary;

(ii) "**Excellon Expense Reimbursement Amount**" means the expenses incurred by Excellon in connection with the Arrangement in an amount not to exceed $500,000;

(jj) "**Excellon Locked-up Shareholders**" means all of the directors and senior officers of Excellon (including for greater certainty any entities holding Excellon Shares controlled by any of the directors and senior officers) and Eric Sprott;

(kk) "**Excellon Material Contract**" means any legally binding agreement, commitment, contract, license, indenture, obligation or undertaking to which Excellon or any of the Excellon Subsidiaries is a party or by which it or any of the Excellon Subsidiaries is bound or affected or to which any of their respective properties or assets is subject: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Excellon; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $500,000 in the aggregate; (iii) restricting the incurrence of indebtedness by Excellon or any of the Excellon Subsidiaries or restricting the payment of dividends by Excellon; (iv) under which Excellon or any of the Excellon Subsidiaries is obligated to make or expects to receive payments in excess of $500,000 over the remaining term of such agreement or commitment; (v) that creates an exclusive dealing arrangement or right of first offer or refusal that is material to Excellon and the Excellon Subsidiaries taken as a whole; (vi) that materially limits or restricts (A) the ability of Excellon or any Excellon Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of persons to whom Excellon or any of the Excellon Subsidiaries may sell products or deliver services; (vii) that is otherwise material to Excellon and the Excellon Subsidiaries, taken as a whole; and (viii) in respect of Excellon, includes each of the contracts listed in the Excellon Disclosure Letter;

(ll) "**Excellon MD&A**" shall have the meaning ascribed to such term in subsection 10 of Schedule "B";

(mm) "**Excellon Meeting**" means the special meeting of the Excellon Shareholders held to consider and approve, among other things, the Excellon Share Issuance Resolutions;

(nn) "**Excellon Mineral Rights**" shall have the meaning ascribed to such term in subsection 15 of Schedule "B";

(oo) "**Excellon Options**" means the outstanding options issued pursuant to the Excellon Stock Option Plans to purchase Excellon Shares;

(pp) "**Excellon Properties**" shall have the meaning ascribed to such term in subsection 15 of Schedule "B";

(qq) "**Excellon RSU Plan**" means the restricted share unit plan of Excellon dated December 11, 2013, as amended and restated on March 25, 2014, most recently approved by Excellon Shareholders on May 10, 2017;

(rr) "**Excellon RSUs**" means the outstanding restricted share units issued pursuant to the Excellon RSU Plan representing the right to receive for each vested restricted share unit, one Excellon Share or cash equal to the fair market value of one Excellon Share, at the time, in the manner, and subject to the terms, set forth in the Excellon RSU Plan and the applicable grant agreement;

(ss) "**Excellon Shares**" means common shares in the capital of Excellon;

(tt) "**Excellon Share Issuance Resolution**" means the resolution of Excellon Shareholders, approving the issuance of the Excellon Shares pursuant to the Plan of Arrangement, to be considered at the Excellon Meeting and substantially in the form set out in Schedule "E";

(uu) "**Excellon Shareholders**" means, at any time, the holders of Excellon Shares;

(vv) "**Excellon Shareholder Approval**" means the requisite approval for the Excellon Share Issuance Resolution, being a majority of the votes cast on the Excellon Share Issuance Resolution by holders of Excellon Shares present in person or represented by proxy at the Excellon Meeting;

(ww) "**Excellon Stock Option Plans**" means, collectively, (i) the new incentive stock option plan of Excellon approved by the Excellon Shareholders on May 10, 2018, and (ii) the former stock option plan of Excellon most recently approved by the Excellon Shareholders on May 28, 2015;

(xx) "**Excellon Subsidiaries**" means, collectively, Excellon Holding Inc.; Excellon New Mining Projects, S.A. de C.V., Lateegra Gold Corp.; Minera Excellon de Mexico S.A. de C.V.; Prestadora de Servicios Miguel Aliza S.A. de C.V.; San Pedro Resources, S.A. de C.V.; Saxony Silver Corp.; Silver Eagle Mines Inc.; and Servicios Mineros San Pedro S.A. de C.V.;

(yy) "**Excellon Technical Report**" means the report of SRK Consulting Canada prepared for Excellon dated September 7, 2018 entitled "Technical Report for the Platosa Silver-Lead-Zinc Mine, Mexico";

(zz) "**Excellon Voting Agreements**" means the voting support agreements (including all amendments thereto) between Otis and the Excellon Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Excellon Shares in favour of the Excellon Share Issuance Resolutions;

(aaa) "**Excellon Warrants**" means the common share purchase warrants of Excellon as set forth in the Excellon Disclosure Letter;

(bbb) "**Final Order**" means the final order of the Court approving the Arrangement (including all amendments thereto made prior to the Effective Time), in a form acceptable to both Otis and Excellon, each acting reasonably, granted pursuant to Section 291 of the BCBCA, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Otis and Excellon, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Otis and Excellon, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(ccc) "**Governmental Entity**" means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body or arbitrator, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the TSX;

(ddd) "**Hazardous Substance**" means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(eee) "**IFRS**" means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

(fff) "**Interim Order**" means the interim order of the Court, contemplated by Section 2.2 of this Agreement and made pursuant to the BCBCA, providing for, among other things, the calling and holding of the Otis Meeting, as the same may be amended by the Court with the consent of both Otis and Excellon, each acting reasonably, in connection with the Arrangement, including any amendment thereto;

(ggg) "**Joint Circular**" means the notices of the Otis Meeting and Excellon Meeting and accompanying joint management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Otis Shareholders in connection with the Otis Meeting and Excellon Shareholders in connection with the Excellon Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

(hhh) "**Kilgore Project**" means the 614 federal lode mining claims located in Clark County, Idaho, which are 100% owned by the Otis Subsidiary and is more wholly described in the Kilgore Report;

(iii) "**Kilgore Report**" means the technical report entitled "Independent Technical Report and Preliminary Economic Assessment Kilgore Project Clark County, Idaho USA" prepared for Otis by Global Resource Engineering with an effective date of July 30, 2019, with respect to the Kilgore Project;

(jjj) "**Laws**" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(kkk) "**Liability**" of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(lll) "**Mailing Deadline**" means March 26, 2020, subject to extension pursuant to Section 2.5(b);

(mmm)"**Material Adverse Effect**" means, in respect of any Party, any one or more changes, effects, events, occurrences, circumstances or states of fact, that (i) either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that Party and its Subsidiaries and material joint ventures taken as a whole or (ii) materially impairs or delays, or could reasonably be expected to materially impair or delay, the consummation of the transaction contemplated herein or the ability of a Party to perform its obligations hereunder, other than any change, effect, event or occurrence:

(i) relating to the global economy, political conditions or securities markets in general;

(ii) affecting the industry in which that Party and its Subsidiaries and material joint ventures operate in general;

(iii) any natural disaster or the commencement or continuation of any war, armed hostilities or acts of terrorism;

(iv) relating to a change in the market trading price of publicly traded securities of that Party, either:

(A) related to this Agreement and the Arrangement or the announcement thereof, or

(B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iii) (v), or (vi) hereof;

(v) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that Party any of its Subsidiaries and material joint ventures) or in IFRS; or

(vi) attributable to the announcement, pendency or consummation of this Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement;

provided, however, that such effect referred to in clause (i), (ii), (iii) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its Subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect that Party and its Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its Subsidiaries and material joint ventures operate;

(nnn) "**Material Contract**" means an Excellon Material Contract or Otis Material Contract, as applicable;

(ooo) "**Meeting Deadline**" means May 8, 2020, subject to extension pursuant to Section 2.5(b);

(ppp) "**MI 61-101**" means Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*;

(qqq) "**misrepresentation**" has the meaning ascribed thereto in the *Securities Act* (Ontario);

(rrr) "**Money Laundering Laws**" means applicable financial record-keeping and reporting requirements of the money laundering Laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity;

(sss) "**NI 43-101**" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*;

(ttt) ***Redacted due to potential prejudice to issuer***;

(uuu) "**Oakley Report**" means the technical report entitled "Geology, Mineralization, Resource Estimate and Exploration Potential of the Blue Hill Creek and Matrix Creek Gold-Silver Properties Cassia County, Idaho USA" prepared for Otis by Childs Geoscience Inc. with an effective date of August 8, 2016;

(vvv) "**OBCA**" means the *Business Corporations Act* (Ontario), as amended;

(www) "**Otis Arrangement Approval**" means the approval of the Otis Arrangement Resolutions as set out in Section 2.2(a)(iii) of this Agreement;

(xxx) "**Otis Arrangement Resolutions**" means the resolutions of Otis Shareholders, approving the Plan of Arrangement, to be considered at the Otis Meeting and substantially in the form set out in Schedule "D";

(yyy) "**Otis Balance Sheet**" shall have the meaning ascribed to such term in Section 13 of Schedule "C";

(zzz) "**Otis Board**" means the board of directors of Otis;

(aaaa) "**Otis Diligence Information**" means, collectively, the materials available in the online Otis data room hosted by Seafile under the project name "Project Otis Gold" as at 5:00 pm (Toronto time) on February 23, 2020;

(bbbb) "**Otis Disclosure Letter**" means the letter dated February 24, 2020 delivered by Otis to Excellon with respect to certain matters in this Agreement;

(cccc) "**Otis Employee**" means an employee of Otis or any Otis Subsidiary;

(dddd) "**Otis Employee Plan**" shall have the meaning ascribed to such term in subsection 20(h) of Schedule "C";

(eeee) "**Otis Expense Reimbursement Amount**" means the expenses incurred by Otis in connection with the Arrangement in an amount not to exceed $350,000;

(ffff) "**Otis Leased Real Property**" shall have the meaning ascribed to such term in subsection 15(a)(ii) of Schedule "C";

(gggg) "**Otis Locked-up Shareholders**" means all of the directors and officers of Otis (including for greater certainty any entities holding Otis Shares controlled by any of the directors and officers) and Christopher Lee-Barber;

(hhhh) "**Otis Material Contract**" means any legally binding agreement, commitment, contract, license, indenture, obligation or undertaking to which Otis or the Otis Subsidiary is a party or by which it or the Otis Subsidiary is bound or affected or to which any of their respective properties or assets is subject: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Otis; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $25,000 in the aggregate; (iii) restricting the incurrence of indebtedness by Otis or the Otis Subsidiary or restricting the payment of dividends by Otis; (iv) under which Otis or the Otis Subsidiary is obligated to make or expects to receive payments in excess of $25,000 over the remaining term of such agreement or commitment; (v) that creates an exclusive dealing arrangement or right of first offer or refusal that is material to Otis and the Otis Subsidiary taken as a whole; (vi) that materially limits or restricts (A) the ability of Otis or the Otis Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of persons to whom Otis or the Otis Subsidiary may sell products or deliver services; or (vii) that

is otherwise material to Otis and the Otis Subsidiary, taken as a whole; and (viii) in respect of Otis, includes each of the contracts listed in the Otis Disclosure Letter;

(iiii) "**Otis MD&A**" shall have the meaning ascribed to such term in subsection 10(a) of Schedule "C";

(jjjj) "**Otis Meeting**" means the special meeting of the Otis Shareholders held to consider and approve, among other things, the Arrangement and the Otis Arrangement Resolutions;

(kkkk) "**Otis Options**" means the outstanding options issued pursuant to the Otis Stock Option Plan to purchase Otis Shares;

(llll) "**Otis Optionholders**" means, at any time, the holders of Otis Options;

(mmmm) "**Otis Owned Real Property**" shall have the meaning ascribed to such term in subsection 15(a)(i) of Schedule "C";

(nnnn) "**Otis Properties**" shall have the meaning ascribed to such term in subsection 15(a)(ii) of Schedule "C";

(oooo) "**Otis Shareholders**" means, at any time, the holders of Otis Shares;

(pppp) "**Otis Shares**" means common shares in the capital of Otis;

(qqqq) "**Otis Special Committee**" means the special committee of independent directors of the Otis Board formed to consider various alternatives available to Otis and make recommendations with respect thereto;

(rrrr) "**Otis Stock Option Plan**" means the stock option plan of Otis most recently re-approved by the Otis Shareholders on February 5, 2019;

(ssss) "**Otis Subsidiary**" means Otis Capital USA Corp.;

(tttt) "**Otis Technical Reports**" means collectively, the Kilgore Report and the Oakley Report;

(uuuu) "**Otis Unpatented Claims**" shall have the meaning ascribed to such term in subsection 15(c)(i) of Schedule "C";

(vvvv) "**Otis Voting Agreements**" means the voting support agreements (including all amendments thereto) between Excellon and the Otis Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Otis Shares in favour of the Otis Arrangement Resolutions;

(wwww) "**Otis Warrants**" means the common share purchase warrants of Otis as set forth in the Otis Disclosure Letter;

(xxxx) "**Outside Date**" means the date by which the Arrangement contemplated by this Agreement is to be completed, which date shall be June 30, 2020, subject to extension pursuant to Section 2.5(b);

(yyyy) "**Parties**" means Excellon and Otis, and "**Party**" means either one of them;

(zzzz) "**Permit**" means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other authorization of, from or required by any Governmental Entity;

(aaaaa) "**Permitted Encumbrances**" means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(i) Encumbrances for Taxes and utilities which in each case are not yet due or delinquent;

(ii) easements, rights of way, zoning ordinances, and other similar land use and environmental regulations which are not, individually or in the aggregate, material in amount or effect the business of the applicable Party and its Subsidiaries;

(iii) inchoate or statutory Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of a Party's assets, provided that such Encumbrances are related to obligations not due or delinquent, are not registered against title to any of a Party's assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(iv) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of a Party or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and

(v) Encumbrances listed and described in the Excellon Disclosure Letter or the Otis Disclosure Letter, as the case may be, under the heading "Permitted Encumbrances";

(bbbbb) "**person**" includes an individual, partnership, association, body corporate, trustee, trust, joint venture, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(ccccc) "**Plan of Arrangement**" means the plan of arrangement set forth in Schedule "A";

(ddddd) "**Property Agreements**" means the leases, licenses, options, purchase and sale agreements or other instruments pursuant to which any of the mineral properties or mineral rights are held;

(eeeee) "**Providing Party**" shall have the meaning ascribed to such term in Section 4.3(a);

(fffff) "**Receiving Party**" shall have the meaning ascribed to such term in Section 6.2(a);

(ggggg) "**Registrar**" means the person appointed as the Registrar of Companies under section 400 of the BCBCA;

(hhhhh) "**Release**" shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(iiiii) "**Remedial Action**" shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, cleanup, remediation, closure, site restoration, remedial response or remedial work;

(jjjjj) "**Responding Party**" shall have the meaning ascribed to such term in Section 6.2(a);

(kkkkk) "**Section 721**" means section 721 of the United States *Defense Production Act of 1950*, as amended;

(lllll) "**Section 3(a)(10) Exemption**" shall have the meaning ascribed to such term in Section 2.14;

(mmmmm) "**Securities Authorities**" means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada, collectively;

(nnnnn) "**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

(ooooo) "**Share Consideration**" means 0.23 of an Excellon Share for each Otis Share;

(ppppp) "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control

or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(qqqqq) "**Superior Proposal**" means:

(i) With respect to Excellon, a *bona fide* written Acquisition Proposal made by a third party or group of persons with whom Excellon deals at arm's length to, directly or indirectly, acquire assets that individually or in the aggregate constitute all or substantially all of the assets (on a consolidated basis) of Excellon or not less than all of the common shares of Excellon, whether by way of merger, amalgamation, statutory arrangement, share exchange, take-over bid, tender offer, business combination, or otherwise, and that the Excellon Board determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the person or group of persons making such proposal; (b) is not subject to any due diligence condition; (c) is fully financed; (d) is offered or made to all Excellon Shareholders (other than the person making the Acquisition Proposal and its affiliates) on the same terms; (e) did not result from a breach of Section 6.1; (f) complies with applicable securities Laws and would, in the opinion of the Excellon Board acting in good faith, if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the Excellon Shareholders from a financial point of view, than the terms of the Arrangement (including any amendments proposed by Otis pursuant to Section 6.2(b)); and

(ii) With respect to Otis, a *bona fide* written Acquisition Proposal made by a third party or group of persons with whom Otis deals at arm's length to, directly or indirectly, acquire assets that individually or in the aggregate constitute all or substantially all of the assets (on a consolidated basis) of Otis or not less than all of the common shares of Otis, whether by way of merger, amalgamation, statutory arrangement, share exchange, take-over bid, tender offer, business combination, or otherwise, and that the Otis Board determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the person or group of persons making such proposal; (b) is not subject to any due diligence condition; (c) is fully financed; (d) is offered or made to all Otis Shareholders (other than the person making the Acquisition Proposal and its affiliates) on the same terms; (e) did not result from a breach of Section 6.1; (f) complies with applicable securities Laws and would, in the opinion of the Otis Board acting in good faith, if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the Otis Shareholders (other than Excellon and its affiliates),

from a financial point of view, than the terms of the Arrangement (including any amendments proposed by Excellon pursuant to Section 6.2(b));

(rrrrr) "**Superior Proposal Notice**" shall have the meaning ascribed to such term in Section 6.2(a);

(sssss) "**Tax**" and "**Taxes**" means all taxes, assessments, charges, dues, duties, rates, fees imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, and any instalments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any Governmental Entity (domestic or foreign) on such entity, and any interest, fines, penalties, additional taxes and additions to tax imposed with respect to the foregoing and including any amount in respect of the foregoing as a transferee or successor, guarantor or surety or in a similar capacity under any contract, arrangement, agreement, understanding, or commitment (whether written or oral) or by operation of law and any liability for the payment of any Taxes described herein as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding;

(ttttt) "**Tax Act**" means the *Income Tax Act* (Canada), as amended, and the regulations thereunder, as amended;

(uuuuu) "**Tax Returns**" means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(vvvvv) "**Termination Fee**" means $1,000,000;

(wwwww) "**TSX**" means the Toronto Stock Exchange;

(xxxxx) "**TSX-V**" means the TSX Venture Exchange;

(yyyyy) **"United States"** or **"U.S."** means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(zzzzz) **"U.S. Tax Code"** means the U.S. *Internal Revenue Code of 1986*, as amended; and

(aaaaaa) **"1933 Act"** means the United States *Securities Act of 1933*, as amended.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof', "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3 Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neutral.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder by any Party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5 Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.7 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part

thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

1.9 Knowledge

Where the phrases "to the knowledge of" or to a Party's "knowledge" are used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon the collective actual knowledge of, in the case of Excellon, Brendan Cahill and Anna Ladd-Kruger, and, in the case of Otis, Craig Lindsay, in each case after due inquiry.

1.10 Meaning of Certain Phrases

In this Agreement the phrase "in the ordinary and regular course of business" of a person, or phrases of similar expression and intent, shall mean and refer to those activities that are consistent with past practices of such person and in the ordinary course of the normal day-to-day business and operations of such person, and the phrase "consent not to be unreasonably withheld", or phrases of similar expression and intent, shall mean that such consent shall not be unreasonably withheld, conditioned or delayed.

1.11 Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Representations and Warranties of Excellon
C	Representations and Warranties of Otis
D	Otis Arrangement Resolutions
E	Excellon Share Issuance Resolutions

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

(a) The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. Each Otis Shareholder (other than an Otis Shareholder who has

validly exercised Dissent Rights) shall be entitled to receive, in exchange for each Otis Share held, the Share Consideration, all as more specifically set out in the Plan of Arrangement.

(b) The Parties agree that the Otis Meeting and the Excellon Meeting shall be held on the same date and at the same time, and agree to take such actions from time to time as may be necessary in order to ensure that this occurs.

2.2 Interim Order

(a) Otis shall apply to the Court pursuant to the BCBCA and in a manner acceptable to Excellon, acting reasonably, as soon as reasonably practicable following the execution of this Agreement, and in any event in time to hold the Otis Meeting in accordance with Section 2.3, and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(i) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Otis Meeting and for the manner in which such notice is to be provided;

(ii) for confirmation of the record date for the Otis Meeting;

(iii) that the requisite approval (the "**Otis Arrangement Approval**") for the Otis Arrangement Resolutions shall be the affirmative vote of:

(A) at least 66⅔% of the votes cast on the Arrangement Resolution by Otis Shareholders present in person or represented by proxy at the Otis Meeting; and

(B) to the extent required by MI 61-101, a majority of the votes cast on the Arrangement Resolution by Otis Shareholders present in person or represented by proxy at the Otis Meeting excluding for this purpose votes attached to the Otis Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(iv) that in all other respects, the terms, conditions and restrictions of Otis' constating documents, including quorum requirements and other matters, shall apply in respect of the Otis Meeting;

(v) for the grant of Dissent Rights to registered Otis Shareholders, as contemplated in the Plan of Arrangement;

(vi) for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii) that the Otis Meeting may be adjourned or postponed from time to time by the Otis Board or management, subject to the terms of this Agreement, without the need for additional approval of the Court;

(viii) that the record date for Otis Shareholders entitled to notice of and to vote at the Otis Meeting will not change in respect of any adjournment(s) or postponement(s) of the Otis Meeting, unless required by Law;

(ix) that it is Excellon's intention to rely upon Section 3(a)(10) of the 1933 Act to issue, based on the Court's approval of the Arrangement and in accordance with the Plan of Arrangement, the Share Consideration to Otis Shareholders who are resident in the United States in exchange for Otis Shares without registration under the 1933 Act; and

(x) for such other matters as Excellon may reasonably require, subject to the consent of Otis, such consent not to be unreasonably withheld, delayed or conditioned.

(b) The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the applications referred to in this Section 2.2 shall be in a form satisfactory to both Parties, acting reasonably.

2.3 Otis Meeting

Subject to receipt of the Interim Order and the terms of this Agreement, Otis shall:

(a) forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Otis;

(b) as soon as practical after the record date for the Otis Meeting, prepare or cause to be prepared by its transfer agent and provided to Excellon a list of the holders of Otis Shares, Otis Options and Otis Warrants and will deliver to Excellon thereafter upon request supplemental lists setting out any changes thereto, all such deliveries to be in electronic format if available from Otis' transfer agent;

(c) collaboratively together with Excellon, prepare and file the Joint Circular (which shall be in a form satisfactory to each of the Parties and their respective legal counsel acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Joint Circular is required to be filed and mail the Joint Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Joint Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Excellon;

(d) subject to Section 6.1, (i) solicit proxies in favour of the Otis Arrangement Resolutions, against any resolution submitted by any other Otis Shareholder, including, if so requested by Excellon, using the services of dealers and proxy solicitation services and permitting Excellon to otherwise assist Otis in such

solicitation, and, notwithstanding any other provision of this Agreement, the costs and expenses associated with any such proxy solicitation required by Excellon shall be paid by Excellon, and take all other actions that are reasonably necessary or desirable to seek the approval of the Otis Shareholders of the Otis Arrangement Resolutions, (ii) recommend to holders of Otis securities that they vote in favour of the Otis Arrangement Resolutions, (iii) not make a Change in Recommendation and (iv) include in the Joint Circular statements that (A) the Otis Board has received a fairness opinion and, after receiving legal and financial advice, (other than the directors who have abstained from voting, if any) unanimously determined that the Arrangement is in the best interests of Otis and recommends that Otis Shareholders vote in favour of the Otis Arrangement Resolutions; and (B) each Otis Locked-up Shareholder has agreed to vote all of such person's Otis Shares (including any Otis Shares issued upon the exercise or settlement of any Otis Options and Otis Warrants), in favour of the Otis Arrangement Resolutions, subject to the other terms of this Agreement and the Otis Voting Agreements.

(e) convene and conduct the Otis Meeting in accordance with the Interim Order, Otis' articles and applicable Laws as soon as reasonably practicable with a targeted date of on or before April 17, 2020, and, in any event, by the Meeting Deadline. Otis shall use its commercially reasonable efforts to schedule the Otis Meeting on the same day as the Excellon Meeting. Otis shall, in consultation with Excellon, fix and publish a record date for the purposes of determining the Otis Shareholders entitled to receive notice of and vote at the Otis Meeting in accordance with the Interim Order;

(f) provide notice to Excellon of the Otis Meeting and all steps in the application before the Court and allow representatives of Excellon to attend the Otis Meeting;

(g) promptly advise Excellon as Excellon may reasonably request as to the aggregate tally of the proxies received by Otis in respect of the Otis Arrangement Resolutions; and

(h) promptly advise Excellon of any written notice of dissent or purported exercise by any Otis Shareholder of Dissent Rights received by Otis in relation to the Arrangement, of any withdrawal of Dissent Rights received by Otis and of any written communications sent by or on behalf of Otis to any Otis Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

2.4 Excellon Meeting

Subject to receipt of the Interim Order and the terms of this Agreement, Excellon shall:

(a) collaboratively together with Otis, prepare and file the Joint Circular (which shall be in a form satisfactory to each of the Parties and their respective legal counsel, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Joint Circular is required to be filed and mail the Joint Circular, as ordered by the Interim Order and in accordance with all applicable

Laws, in and to all jurisdictions where the Joint Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Otis;

(b) subject to Section 6.1, (i) solicit proxies in favour of the Excellon Share Issuance Resolution, against any resolution submitted by any other Excellon Shareholder, and take all other actions that are reasonably necessary or desirable to seek the approval of the Excellon Shareholders of the Excellon Share Issuance Resolution, (ii) recommend to Excellon Shareholders that they vote in favour of the Excellon Share Issuance Resolution, (iii) not make a Change in Recommendation and (iv) include in the Joint Circular statements that (A) the Excellon Board has (other than the directors who have abstained from voting, if any) unanimously determined that the Arrangement is in the best interests of Excellon and recommends to Excellon Shareholders that they vote in favour of the Excellon Share Issuance Resolution; and (B) each Excellon Locked-up Shareholder has agreed to vote all of such person's Excellon Shares in favour of the Excellon Share Issuance Resolutions, subject to the other terms of this Agreement and the Excellon Voting Agreements;

(c) convene and conduct the Excellon Meeting in accordance with the OBCA, the articles of Excellon, the applicable rules of the TSX and applicable Laws as soon as reasonably practicable with a targeted date of on or before April 17, 2020, and, in any event, by the Meeting Deadline. Excellon shall use its commercially reasonable efforts to schedule the Excellon Meeting on the same day as the Otis Meeting;

(d) provide notice to Otis of the Excellon Meeting and allow representatives of Otis to attend the Excellon Meeting;

(e) promptly advise Otis, as Otis may reasonably request, as to the aggregate tally of the proxies received by Excellon in respect of the Excellon Share Issuance Resolutions; and

(f) take all such actions as may be required under the OBCA and BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

2.5 Joint Circular

(a) As promptly as reasonably practicable following execution of this Agreement and in any event prior to the close of business on the Mailing Deadline, the Parties shall (i) prepare the Joint Circular together with any other documents required by applicable Laws, (ii) file the Joint Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Joint Circular as required under applicable

Laws and by the Interim Order. On the date of mailing thereof, the Joint Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Otis Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Otis Meeting, and to permit the Excellon Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Excellon Meeting.

(b) If either Party provides a notice to the other Party regarding a possible Acquisition Proposal pursuant to Section 6.1(f) prior to the mailing of the Joint Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended until the date that is seven days following the earlier of either written notification from the Party in receipt of the Acquisition Proposal to the other Party that the Otis Board or the Excellon Board, as applicable, has determined that the Acquisition Proposal is not a Superior Proposal, or (ii) the date on which Otis and Excellon enter into an amended agreement pursuant to Section 6.2(b) which results in the Acquisition Proposal in question not being a Superior Proposal. In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(c) In the context of preparing the Joint Circular:

(i) Excellon shall provide to Otis all information as may be reasonably requested by Otis or as required by the Interim Order or applicable Laws with respect to Excellon and its businesses and properties for inclusion in the Joint Circular or in any amendment or supplement to the Joint Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Excellon required to be disclosed in the Joint Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto; and

(ii) Otis shall provide to Excellon all information as may be reasonably requested by Excellon or required by applicable Laws with respect to Otis and its businesses and properties for inclusion in the Joint Circular or in any amendment or supplement to the Joint Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Otis required to be disclosed in the Joint Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto.

(d) With respect to the information provided pursuant to Section 2.5(c):

(i) Excellon shall indemnify and save harmless Otis, Otis Subsidiary and any and all of their respective directors, officers, employees, auditors, accountants or representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Otis, Otis Subsidiary or any of their respective directors, officers, employees,

auditors, accountants or representatives may be subject or which Otis, Otis Subsidiary or any of their respective directors, officers, employees, auditors, accountants or representatives may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in any information included in the Joint Circular relating to and furnished by Excellon, Excellon Subsidiaries and their respective directors, officers, employees, auditors, accountants or representatives for inclusion in the Joint Circular, including any order made, or any litigation, proceeding or governmental investigation instituted by the Securities Authorities or other Governmental Entity based on such a misrepresentation or alleged misrepresentation; and

(ii) Otis shall indemnify and save harmless Excellon, Excellon Subsidiaries and any and all of their respective directors, officers, employees, auditors, accountants or representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Excellon, Excellon Subsidiaries or any of their respective directors, officers, employees, auditors, accountants or representatives may be subject or which Excellon, Excellon Subsidiaries or any of their respective directors, officers, employees, auditors, accountants or representatives may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in any information included in the Joint Circular relating to and furnished by Excellon, Excellon Subsidiaries and their respective directors, officers, employees, auditors, accountants or representatives for inclusion in the Joint Circular, including any order made, or any litigation, proceeding or governmental investigation instituted by the Securities Authorities or other Governmental Entity based on such a misrepresentation or alleged misrepresentation.

(e) Otis and Excellon shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Joint Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Joint Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Joint Circular as required or appropriate, and the Parties shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Joint Circular to Otis Shareholders and Excellon Shareholders, respectively, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.6 Preparation of Filings

(a) Excellon and Otis shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for regulatory approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to

discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, including their obligations under applicable Laws. It is acknowledged and agreed that, unless required to ensure that the Share Consideration shares are freely tradeable in Canada and that the Share Consideration shares will not be subject to transfer restrictions under the 1933 Act upon their issuance, except for Share Consideration shares that are held by "affiliates", as defined in Rule 405 of the 1933 Act, of Excellon, Excellon shall not be required to file a prospectus or similar document or otherwise become subject to the securities Laws of any jurisdiction (other than a Province of Canada) in order to complete the Arrangement. Excellon may elect to make such securities and other regulatory filings in the United States or other jurisdictions as may be reasonably necessary or desirable in connection with the completion of the Arrangement. Otis shall provide to Excellon all information regarding Otis and its affiliates as required by applicable securities Laws in connection with such filings. Otis shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor.

(b) Excellon and Otis shall cooperate and mutually determine if making a filing with CFIUS pursuant to Section 721 is necessary or advisable; however, for the avoidance of doubt, the Parties specifically acknowledge that such a filing is not currently a condition to closing the Arrangement. If the Parties make a determination to file with CFIUS pursuant to Section 721, then each of the Parties, to the extent permitted by applicable Law, and subject to all applicable privileges, including the attorney-client privilege, shall: (i) jointly prepare and file a joint notice with CFIUS pursuant to Section 721; (ii) cooperate and coordinate with the other in the making of such filing (including providing copies, or portions thereof, of all such information and documents to the other Party prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith); (iii) supply the other Party with any information that may be required in order to make such filings or to resolve any related investigation or inquiry with respect to such filing; (iv) supply to CFIUS any additional information that reasonably may be required or requested by CFIUS; and (v) use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Party hereto in doing, all things necessary, proper or advisable to obtain the CFIUS Approval as soon as practicable. If the Parties make a determination to file with CFIUS pursuant to Section 721, then each of the Parties shall: (A) promptly notify the other Party of written or oral communications of any nature from any Governmental Entity relating to the CFIUS Approval and provide the other Party with copies thereof, except to the extent of competitively or commercially sensitive information in respect of the CFIUS Approval, which competitively sensitive and/or commercially sensitive information will be provided only to the external legal counsel of the other Party and shall not be shared by such counsel with any other Person; (B) respond as promptly as reasonably possible to any inquiries or requests received from a

Governmental Entity in respect of the CFIUS Approval; (C) permit the other Party to review in advance any proposed written communications of any nature with a Governmental Entity in respect of the CFIUS Approval; (D) provide the other Party with final copies thereof except in respect of competitively or commercially sensitive information, which competitively and/or commercially sensitive information will be redacted from the draft written communications to be shared with the other Party and will be provided (on an unredacted basis) only to the external legal counsel of the other Party and shall not be shared by such counsel with any other Person; and (E) not participate in any meeting or discussion (whether in person, by phone or otherwise) with a Governmental Entity in respect of the CFIUS Approval unless it consults with the other Party in advance and gives the other Party the reasonable opportunity to attend and participate in such meeting or discussion. Any such disclosures, rights to participate or provisions of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information. Each of the Parties shall use its commercially reasonable efforts to do, or cause to be done, all commercially reasonable things necessary, proper or advisable to obtain the CFIUS Approval prior to the Outside Date; provided, however, that notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement will require, or be construed to require Excellon, to propose or agree to (A) sell, hold, or divest, before or after the Effective Date, any assets, businesses or interests of Excellon, Otis or any of their respective affiliates, or (B) any mitigation agreement with respect to, conditions or undertakings relating to, or changes, limitations or restrictions in or on, the business or operations of any such assets, businesses or interests.

2.7 Final Order

If the Interim Order is obtained, the Otis Arrangement Approval is obtained as provided for in the Interim Order and as required by applicable Law and the Excellon Shareholder Approval is obtained then, subject to the terms of this Agreement, Otis shall as soon as reasonably practicable and, in any event, within five Business Days after the later of the Otis Meeting and the Excellon Meeting apply to the Court for the Final Order and diligently pursue such application. The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the application referred to in this Section 2.7 shall be in a form satisfactory to both Parties, each acting reasonably.

2.8 Court Proceedings

Subject to the terms of this Agreement, Excellon will cooperate with and assist Otis in seeking the Interim Order and the Final Order, including by providing Otis on a timely basis any information reasonably required to be supplied by Excellon in connection therewith. Otis will provide legal counsel to Excellon with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and will give reasonable consideration to all such comments. Subject to applicable Law, Otis will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section

2.8 or with Excellon's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Otis shall also provide to Excellon's outside counsel on a timely basis copies of any notice of appearance or other Court documents served on Otis in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Otis indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.9 Delivery of Consideration

Excellon will, following receipt by Otis of the Final Order and at least one day prior to the Effective Date, deposit in escrow with the Depositary sufficient Excellon Shares to satisfy the Share Consideration payable to the Otis Shareholders pursuant to the Plan of Arrangement (other than Otis Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.10 Effective Date

(a) The Effective Date will occur, on the date which is three Business Days after the date on which all conditions set forth in Section 5.2, Section 5.3 and Section 5.4 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties.

(b) The closing of the Arrangement will take place at the offices of Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario M5X 1A4 or at such other location as may be agreed upon by the Parties. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA.

2.11 Announcement and Shareholder Communications

Excellon and Otis shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Excellon and Otis, the text and timing of each Party's announcement to be approved by the other Party in advance, acting reasonably. Excellon and Otis shall co-operate in the preparation of presentations, if any, to Otis Shareholders or the Excellon Shareholders regarding the transactions contemplated by this Agreement, and no Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; *provided, however*, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such

disclosure or filing; and provided further, however, that, except as otherwise required by Sections 6.1 and 6.2, a Party shall have no obligation to obtain the consent of or consult with the other Party prior to any press release, public statement, disclosure or filing with regard to an Acquisition Proposal or a Change of Recommendation.

2.12 Withholding Taxes

Otis, Excellon and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any person under the Plan of Arrangement (including any payment to Dissenting Otis Shareholders) such amounts as Otis, Excellon or the Depositary determines, acting reasonably, that it is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of Otis, Excellon or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Otis Shares or Excellon Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, less deduction and remittance of any applicable tax and any fees related to such sale, shall be paid to the person entitled thereto as soon as reasonably practicable.

2.13 U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and this Agreement and the Plan of Arrangement are intended to constitute a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Notwithstanding the foregoing, neither Party hereto makes any representation, warranty or covenant to any other Party or to any Excellon Shareholder, Otis Shareholder or other holder of Excellon securities or Otis securities (including, without limitation, stock options, restricted share units, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income Tax Law.

2.14 U.S Securities Laws

The Parties intend that the Arrangement shall be carried out such that the issuance of the Share Consideration to Otis Shareholders in exchange for Otis Shares qualifies in the United States for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the "**Section 3(a)(10) Exemption**") and applicable U.S. state securities Laws in reliance upon similar exemptions under applicable U.S. state securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.14. In order to ensure the availability of the Section

3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court;

(b) the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing at which the Final Order will be sought;

(c) the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement;

(d) the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Otis Shareholders to whom Excellon Shares will be issued;

(e) the Parties will ensure that each Otis Shareholder entitled to receive securities on completion of, and pursuant to, the Arrangement will (i) be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right, and (ii) be advised that the securities issuable pursuant to the Arrangement have not been and will not be registered under the 1933 Act and will be issued by Excellon in reliance on the Section 3(a)(10) Exemption, and that certain restrictions on resale under the securities Laws of the United States, including, as applicable, Rule 144 under the 1933 Act, may be applicable with respect to securities issued to affiliates of Excellon;

(f) the Interim Order will specify that each Otis Shareholder entitled to receive securities on completion of the Arrangement will have the right to appear before the Court at the Court hearing on the Final Order so long as such Otis Shareholder files and delivers a response to petition within a reasonable time; and

(g) Excellon will request that the Final Order include a statement to substantially the following effect: "This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Excellon Resources Inc., pursuant to the Plan of Arrangement."

2.15 Otis Warrants

Each holder of an Otis Warrant outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holder's Otis Warrant on or after the Effective Time, in accordance with its terms, and shall accept in lieu of each Otis Share to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the Share Consideration.

2.16 Adjustments for Dividends, Distributions or other Corporate Events

If on or after the date hereof, either Party: (i) splits, consolidates or reclassifies any of its common shares; (ii) undertakes any other capital reorganization; or (iii) declares, sets aside or pays any dividend or other distribution to its shareholders of record as of a time prior to the Effective Date, the Parties hereto shall make such adjustments to the Arrangement, including the Share Consideration, as they determine acting in good faith to be necessary to restore the original intention of the Parties in the circumstances.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Excellon

(a) Except to the extent qualified as set forth in the correspondingly numbered paragraph of the Excellon Disclosure Letter, Excellon represents and warrants to Otis as set forth in Schedule "B" and acknowledges and agrees that Otis is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b) The representations and warranties of Excellon contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.2 Representations and Warranties of Otis

(a) Except to the extent qualified as set forth in the correspondingly numbered paragraph of the Otis Disclosure Letter, Otis represents and warrants to Excellon as set forth in Schedule "C" and acknowledges and agrees that Excellon is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b) The representations and warranties of Otis contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
COVENANTS

4.1 Covenants of Excellon

From the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by Law, as consented to by an executive officer of Otis in writing or otherwise expressly permitted by this Agreement, Excellon hereby covenants and agrees with Otis as follows:

(a) Subject to obtaining any required consents, Excellon will promptly provide Otis with any material information in the possession or control of Excellon and relating to Excellon or the Excellon Subsidiaries and, in addition but subject to any confidentiality obligations, will provide any other information reasonably requested in writing by Otis or its counsel.

(b) Excellon shall, and shall cause the Excellon Subsidiaries to conduct its and their respective businesses in the usual, ordinary and regular course of business of Excellon and the Excellon Subsidiaries consistent with past practices of Excellon and the Excellon Subsidiaries except as contemplated by this Agreement and shall use commercially reasonable efforts to preserve intact its current business organizations, assets, properties, rights, goodwill, workforce and business relationships..

(c) Excellon shall not, except as provided for in this Agreement or in the Excellon Disclosure Letter, without prior consultation with and the written consent of Otis, such consent not to be unreasonably withheld, delayed or conditioned, directly or indirectly do, agree to do, or permit to occur any of the following: (i) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its Subsidiaries or adopt any plan of liquidation; or (ii) reduce its stated capital.

(d) As soon as practicable, Excellon shall apply to list the Excellon Shares issuable or to be made issuable pursuant to the Arrangement (including all Excellon Shares issuable upon the exercise or conversion of the Otis Options and Otis Warrants) on the TSX, and shall use its commercially reasonable efforts to obtain approval, subject to customary conditions, for the listing of such Excellon Shares on the TSX.

(e) Except for non-substantive communications, Excellon shall furnish promptly to Otis a copy of each notice, report, schedule or other document or communication delivered, filed or received by Excellon in connection with this Agreement, the Arrangement, any filings made under any applicable Law and any dealings or communications with any Governmental Entity (including any Securities Authority or stock exchange) in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(f) Excellon shall:

(i) provide Otis a revolving loan facility, bearing interest at a rate of 10% per annum (the "**Excellon Facility**") in the amount of up to $500,000 for interim financing, to be used for ongoing working capital requirements and in accordance with the terms and conditions (including draw-down conditions) to be set out in a loan agreement between Excellon and Otis in form and content acceptable to Excellon; and

(ii) subject to the approval of the TSX-V, have the right at any time during the term of the Excellon Facility to convert all or a portion of the outstanding principal under the Excellon Facility into Otis Shares at a conversion price equal to the 5-day volume weighted average trading price of the Otis Shares on the TSX-V prior to the date of conversion, subject to a minimum price of $0.125, and convert all or a portion of the interest payable under the Excellon Facility into Otis Shares based on the closing price of the Otis Shares on the date the interest becomes payable, all in accordance with the terms of the Excellon Facility.

(g) Other than as disclosed by Excellon in the Excellon Disclosure Letter, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Excellon shall not, without the prior written consent of Otis, such consent not to be unreasonably withheld, conditioned or delayed, directly or indirectly do or permit to occur any of the following, except where to do so would be in the ordinary course of business and consistent with past practice of Excellon or the Excellon Subsidiaries:

(i) amend or propose to amend the Articles or by-laws (or their equivalent) of Excellon;

(ii) split, divide, combine or reclassify any of the Excellon Shares; or

(iii) except as required by IFRS or any other generally accepted accounting principle to which Excellon or any Excellon Subsidiary may be subject or any applicable Law, make any material changes to the existing accounting practices of Excellon or make any material tax election inconsistent with past practice.

(h) Excellon shall:

(i) not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that would reasonably be expected to render, any representation or warranty made by Excellon in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would, or would reasonably be expected to, have a Material Adverse Effect on Excellon, provided that Excellon may take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, in the event Excellon immediately notifies Otis in writing of such circumstances; and

(ii) promptly notify Otis in writing of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that would reasonably be

expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Excellon; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by Excellon of any covenant or agreement contained in this Agreement; or (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Excellon contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(i) Excellon shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i) obtain all other consents, approvals and authorizations as are required to be obtained by Excellon or any of the Excellon Subsidiaries under any applicable Law or from any Governmental Entity, including for greater certainty the Excellon Shareholder Approval, that would, if not obtained, materially impede or delay the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Excellon;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any Party hereto before any Governmental Entity;

(iii) oppose, seek to have lifted or seek to have rescinded any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(iv) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Excellon; and

(v) cooperate with Otis in connection with the performance by it of its obligations hereunder; *provided, however*, that the foregoing shall not be construed to obligate Excellon to pay or cause to be paid any monies to cause such performance to occur.

(j) Excellon shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the

transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(k) Excellon shall use its commercially reasonable efforts to conduct its affairs, and to cause the Excellon Subsidiaries to conduct their affairs, so that all of the representations and warranties of Excellon contained herein shall be true and correct in all material respects on and as of the Effective Date as if made on and as of such date.

(l) Excellon shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions and other closing documents as may be required by Otis, all in form satisfactory to Otis, acting reasonably.

4.2 Covenants of Otis

From the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by Law, consented to by an executive officer of Excellon in writing or otherwise expressly permitted by this Agreement, Otis hereby covenants and agrees with Excellon as follows:

(a) Subject to obtaining any required consents, Otis will promptly provide Excellon with any pertinent information in the possession or control of Otis and relating to Otis or the Otis Subsidiary and, in addition but subject to any confidentiality obligations, will provide any other information reasonably requested in writing by Excellon or its counsel.

(b) Otis shall, and shall cause the Otis Subsidiary to conduct their respective businesses only in, and shall not take any action except in the usual, ordinary and regular course of business of Otis and the Otis Subsidiary and consistent with past practices of Otis and the Otis Subsidiary except as contemplated by this Agreement and in the Otis Disclosure Letter and shall use commercially reasonable efforts to preserve intact its current business organizations, assets, properties, rights, goodwill, workforce and business relationships.

(c) Otis shall not, except as provided for in this Agreement or in the Otis Disclosure Letter, without prior consultation with and the written consent of Excellon, such consent not to be unreasonably withheld, conditioned or delayed, directly or indirectly do, agree to do, or permit to occur any of the following: (i) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its Subsidiaries or adopt any plan of liquidation; or (ii) reduce its stated capital.

(d) Otis shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Excellon, not to be unreasonably withheld, delayed or conditioned.

(e) Except for proxies and other non-substantive communications, Otis shall furnish promptly to Excellon a copy of each notice, report, schedule or other document or communication delivered, filed or received by Otis in connection with this Agreement, the Arrangement, the Interim Order or the Otis Meeting relating to any filings made under any applicable Law and any dealings or communications with any Governmental Entity (including any Securities Authority or stock exchange) in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(f) Otis shall not, without the prior written consent of Excellon, such consent not to be unreasonably withheld, ***[Redacted due to potential prejudice to issuer]***, directly or indirectly do or permit to occur any of the following, except where to do so would be in the ordinary course of business and consistent with past practice of Otis or the Otis Subsidiary:

(i) issue, grant, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, grant, sell, pledge, lease, dispose of or encumber or create any Encumbrance on, or permit the Otis Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Otis, any of the Otis Subsidiary, other than the issue of Otis Shares pursuant to the exercise or conversion, as the case may be, of options, restricted share units, warrants, convertible or exchangeable securities or other rights to acquire Otis Shares, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit the Otis Subsidiary to sell, lease or otherwise dispose of, any Otis Properties, other property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii) grant or enter into any agreement, written or verbal, with respect to any royalty or similar arrangement or issue any instrument having the same economic effect as a royalty on the Otis Properties;

(iv) abandon or fail to diligently pursue any application to renew any existing licence, permit, order, claim, authorization, consent, approval (including Environmental Permits) or registration related to the Otis Properties;

(v) amend or propose to amend the articles or by-laws (or their equivalent) of Otis or the Otis Subsidiary or any of the terms of the Otis Options or Otis Warrants as they exist at the date of this Agreement;

(vi) split, divide, combine or reclassify any of the Otis Shares;

(vii) redeem, purchase or offer to purchase, or permit the Otis Subsidiary to redeem, purchase or offer to purchase, any Otis Shares or, other than pursuant to the Otis Stock Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(viii) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or assets or otherwise) or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Otis Subsidiary to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(ix) (A) satisfy or settle any claims or disputes (except such as have been included in the consolidated financial statements of Otis) which are, individually or in the aggregate, in an amount in excess of $10,000 or which constitutes a claim between Otis and any Otis Subsidiary or between Otis Subsidiary; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $10,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(x) incur any individual expenditure in excess of $20,000;

(xi) except in connection with the Excellon Facility, incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Otis Subsidiary to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(xii) except as required by IFRS or any other generally accepted accounting principle to which Otis or any Otis Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Otis or make any material tax election inconsistent with past practice;

(xiii) approve any plan, program or budget for Otis or amend or revise any existing plan, program or budget for Otis including, but not limited to, the current budget, the permitting program or the drill program;

(xiv) Otis shall not initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Arrangement Agreement or regarding the status of the Otis Properties) without the prior consent of Excellon such consent not to be unreasonably withheld, and

further agrees to provide Excellon with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(xv) enter into, or cause any Otis Subsidiary to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in this Agreement; or

(xvi) incur, or cause or permit any Otis Subsidiary to incur, any liabilities which would result in the condition in Section 5.3(f) not to be satisfied except if approved in writing by Excellon, in its sole discretion.

(g) Otis covenants and agrees that until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 6, Otis and the Otis Subsidiary will (i) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by them, which shall be correct and complete in all respects, (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted in respect of Taxes and (iii) not without prior written consent of Excellon (A) make any Tax election, information schedule, return or designation, or settle or compromise any Tax claim, assessment, reassessment or liability, (B) file any amended Tax Return, file any notice of appeal or otherwise initiate any proceeding with respect to Taxes, (C) enter into any agreement with a Governmental Entity with respect to Taxes, (D) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, (E) consent to the extension or waiver of the limitation period applicable to any Tax matter, (F) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law, or (G) take any action or enter into any transaction that would have the effect of reducing or eliminating the amount of the tax cost "bump" pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Excellon and/or its affiliates in respect of any property owned or to be owned directly or indirectly by Otis or the Otis Subsidiary.

(h) Otis shall keep Excellon informed of any material events, discussions, notices or changes with respect to any Tax or regulatory investigation or any other investigation by a Governmental Entity or action involving Otis or the Otis Subsidiary (other than ordinary course communications which could not reasonably be expected to be material to Otis or the Otis Subsidiary). Otis will consider in good faith any requests by Excellon that Otis or the Otis Subsidiary take any action regarding Tax filing matters, including the filing of notices of appeal and other actions in respect of notices of assessment from the Canada Revenue Agency (provided that, for greater certainty, Otis shall be obligated not to take any action regarding such matters without the consent of Excellon). Excellon may request that Otis take or cause the Otis Subsidiary to take any action where such action is necessary to preserve Otis' or the Otis Subsidiary's rights (including, without

limitation, due to the potential expiry of any limitation or statute-barring period). Otis may only refuse such requests where, acting reasonably (and providing written evidence of the same to Excellon) such actions would be illegal or harm Otis.

(i) Except where the prior intention to do so has been disclosed in writing to Excellon by Otis, Otis shall not, without the prior written consent of Excellon, such consent not to be unreasonably withheld, conditioned or delayed, and shall not permit the Otis Subsidiary to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Otis or the Otis Subsidiary.

(j) Otis shall use its commercially reasonable efforts, and shall cause the Otis Subsidiary to use its commercially reasonable efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(k) Otis shall:

(i) not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that would reasonably be expected to render, any representation or warranty made by Otis in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or would reasonably be expected to have a Material Adverse Effect on Otis, provided that Otis may take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, in the event Otis immediately notifies Excellon in writing of such circumstances; and

(ii) promptly notify Excellon of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that would reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Otis; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by Otis of any covenant or agreement contained in this Agreement; or (D) any event occurring subsequent to the date hereof that would render any

representation or warranty of Otis contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(l) Otis shall not, other than in the ordinary course of business and upon reasonable notice to Excellon, terminate, extend, enter into, renew or modify in any respect any Material Contract, agreement, lease, commitment or arrangement to which Otis, or the Otis Subsidiary, is a Party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(m) Otis shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i) obtain the Otis Arrangement Approval in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii) obtain all other consents, approvals and authorizations as are required to be obtained by Otis or the Otis Subsidiary under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede or delay the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Otis;

(iii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any Party hereto before any Governmental Entity;

(iv) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(v) fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Otis; and

(vi) cooperate with Excellon in connection with the performance by it of its obligations hereunder, *provided however* that the foregoing shall not be construed to obligate Otis to pay or cause to be paid any monies to cause such performance to occur.

(n) Subject to applicable Laws, Otis shall use commercially reasonable efforts to conduct itself so as to keep Excellon fully informed as to the material decisions or actions required to be made with respect to the operation of its business.

(o) Otis shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(p) Otis shall use its commercially reasonable efforts to conduct its affairs and to cause the Otis Subsidiary to conduct its affairs so that all of the representations and warranties of Otis contained herein shall be true and correct in all material respects on and as of the Effective Date as if made on and as of such date.

(q) Otis shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions and other closing documents as may be required by Excellon, all in form satisfactory Excellon, acting reasonably.

4.3 Access to Information

(a) Subject to compliance with applicable Laws and the terms of any existing agreements, contracts or undertakings, each Party (the "**Providing Party**") will afford to the other Party and its Representatives (collectively, the "**Accessing Party**"), until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Otis Diligence Information or Excellon Diligence Information, as applicable, and reasonable access during normal business hours and upon reasonable notice, to the Providing Party's and its subsidiaries' businesses, properties, books and records and such other data and information as the Accessing Party may reasonably request, as well as to its management personnel, provided, that:

(i) such access shall not unduly interfere with the ordinary conduct of the businesses of the Providing Party and its subsidiaries; and

(ii) other than in circumstances where access thereto or disclosure thereof would not result in the loss of attorney-client privilege, the Providing Party shall not have any obligation in response to a request by the Accessing Party to provide access to or otherwise disclose any information or documents subject to attorney-client privilege.

(b) Subject to compliance with applicable Laws, Otis will also make available to Excellon and its representatives information requested by Excellon for the purposes of preparing, considering and implementing plans for the combined businesses of Otis and Excellon and its affiliates following completion of the Arrangement.

(c) Without limiting the generality of the provisions of the Confidentiality Agreement, Excellon and Otis each acknowledge that all information provided to it under this

Section 4.3, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement.

(d) If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, then the provisions of this Agreement will supersede those of the Confidentiality Agreement, but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

(e) Investigations made by or on behalf of a Party, whether under this Section 4.3 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

4.4 Indemnification and Insurance

(a) Prior to the Effective Date, Otis shall purchase customary run-off insurance of directors' and officers' liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Otis that are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Date and Excellon will, or will cause Otis to maintain such run-off policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that in such case, Excellon will not be required to pay any amounts in respect of such coverage prior to the Effective Time, provided however, that in no event shall Otis pay aggregate premiums for such "run-off" insurance policies in excess of 175% of the aggregate annual premium for directors' and officers' liability policies currently maintained by Otis.

(b) Excellon hereby covenants and agrees that all rights to indemnification or exculpation in favour of the directors and officers of Otis and of the Otis Subsidiary provided in the current articles or by-laws of Otis or Otis Subsidiary, as applicable, or in any agreement to which Otis is a party and in effect as of the date hereof, copies of which are included in the Otis Diligence Information, and any directors' and officers' insurance now existing in favour of the directors or officers of Otis or any Otis Subsidiary, shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date, and Excellon undertakes to ensure that this covenant shall remain binding upon its successors and assigns.

(c) Otis shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Otis Subsidiary for the purpose of this Section 4.4, and this Section 4.4 shall survive the execution and delivery of this Agreement and the

completion of the Arrangement and shall be enforceable against Excellon by the persons described in Subsection 4.4(b) hereof.

4.5 Cooperation Regarding Reorganization

(a) Otis agrees that, upon the request by Excellon, Otis shall, and shall cause each of the Otis Subsidiary to, use commercially reasonable efforts to: (i) effect such reorganizations of Otis' or the Otis Subsidiary's business, operations and assets as Excellon may request, acting reasonably, including amalgamations, wind-ups and any other transaction (each a "**Contemplated Reorganization Transaction**"); and (ii) co-operate with Excellon and its advisors in order to determine the manner in which any such Contemplated Reorganization Transactions might most effectively be undertaken; provided that any Contemplated Reorganization Transaction: (i) is not, in the opinion of Otis or Otis' counsel, acting reasonably, prejudicial to the Otis Shareholders; (ii) does not require Otis to obtain the approval of the Otis Shareholders and does not require Excellon to obtain the approval of the Excellon Shareholders; (iii) does not impede, delay or prevent the satisfaction of any other conditions set forth in Article 5; (iv) does not impair, impede or delay the consummation of the Arrangement; (v) does not result in any breach by Otis or the Otis Subsidiary of any Otis Material Contract or of their respective organizational documents or Law; and (vi) does not require the directors, officers, employees or agents of Otis or the Otis Subsidiary to take any action in any capacity other than as a director, officer or employee.

(b) Excellon shall provide written notice to Otis of any proposed Contemplated Reorganization Transaction at least five (5) Business Days prior to the Effective Date. Upon receipt of such notice, Excellon and Otis shall prepare all documentation necessary and do all such other acts and things as are reasonably necessary to give effect to such Contemplated Reorganization Transaction prior to the time it is to be effected. Excellon agrees that any Contemplated Reorganization Transaction will not be considered in determining whether a representation, warranty or covenant of Otis under this Agreement has been breached (including where any such Contemplated Reorganization Transaction requires the consent of any third party).

ARTICLE 5
CONDITIONS

5.1 Notice and Cure Provisions

Each Party hereto shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be reasonably likely to or could reasonably:

(a) cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Date; or

(c) result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.2 and Section 5.3 or 5.4, as the case may be.

Subject as herein provided, a Party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions in Section 5.2 and Section 5.3 or 5.4, as applicable, not being satisfied or waived or (b) exercise any termination right arising therefrom; *provided, however*, that (i) promptly and in any event prior to the Effective Date, the Party hereto intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is capable of being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Otis Meeting or the Excellon Meeting, the Otis Meeting and the Excellon Meeting shall each be adjourned or postponed until the expiry of such period without causing any breach of any other provision contained herein.

5.2 Mutual Conditions

The obligations of Excellon and Otis to complete the Arrangement shall be subject to the satisfaction of, among others, the following mutual conditions, which may be waived in whole or in part only with the consent of each of the Parties at any time:

(a) **Orders.** The Interim Order and the Final Order shall have been granted on terms consistent with this Agreement and acceptable to the Parties, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise.

(b) **Otis Arrangement Approval.** The Otis Shareholders shall have approved the Otis Arrangement Resolutions in accordance with the Interim Order and approved or consented to such other matters as Excellon and Otis shall consider necessary or desirable in connection with the Arrangement in the manner required thereby.

(c) **Excellon Shareholder Approval.** The Excellon Shareholders shall have approved the Excellon Share Issuance Resolution and approved or consented to such other matters as Excellon and Otis shall consider necessary or desirable in connection with the Arrangement in the manner required thereby.

(d) **Consents.** (A) All consents, waivers, permits, exemptions, order and approvals of, and any registrations and filings with, any Governmental Entity shall have been obtained or received on terms that are reasonably satisfactory to each Party; (B) all third person and other consents, waivers, permits, exemptions, orders and approvals, the failure of which to obtain or the non-expiry of which would, or could

reasonably be expected to have, a Material Adverse Effect on either Excellon or Otis or materially impede or delay the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each Party hereto; and (C) if the Parties have made a notice filing with CFIUS pursuant to Section 721 with respect to the Arrangement, then CFIUS Approval shall have been obtained.

(e) **No Action.** There shall have been no action taken, pending or threatened under any applicable Law or by any Governmental Entity which:

(i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement, or

(ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, reasonably expected to have a Material Adverse Effect on Excellon or Otis, respectively.

(f) **Prospectus Exemptions.** The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities Laws and shall not be subject to resale restrictions under applicable Canadian securities Laws (other than as applicable to control persons or pursuant to Section 2.7 of National Instrument 45-102 – *Resale Restrictions*).

(g) **U.S. Registration Exemption.** Under the Plan of Arrangement (i) the issuance of the Excellon Shares as Share Consideration to Otis Shareholders in exchange for Otis Shares shall qualify in the United States for the Section 3(a)(10) Exemption and for exemptions under applicable state securities Laws (except for those states requiring a filing), and (ii) the Final Order will serve as a basis of a claim to the Section 3(a)(10) Exemption;

(h) **TSX and TSX-V Acceptance.** (i) the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Excellon Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, and (ii) the TSX-V shall have, if required, accepted notice for filing of all transactions of Otis contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX-V;

(i) **No Termination.** This Agreement shall not have been terminated pursuant to Section 6.4 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived by mutual consent of Otis and Excellon in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Outside Date or, if earlier, the date required for the

performance thereof, then, subject to Section 5.1 hereof, any Party may terminate this Arrangement Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Arrangement Agreement by such rescinding Party.

5.3 Conditions to Obligations of Excellon

The obligation of Excellon to complete the Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived in whole or in part by Excellon:

(a) **Performance by Otis.** All covenants of Otis under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by Excellon shall have been duly performed or complied with by Otis in all material respects, and Excellon shall have received a certificate of Otis, addressed to Excellon and dated the Effective Date, signed on behalf of Otis by two senior officers of Otis (on Otis' behalf and without personal liability), confirming the same as of the Effective Date.

(b) **Representations and Warranties.** The representations and warranties made by Otis in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 5.3(b) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties made by Otis as of a specified date, in which event such representations and warranties shall be true and correct as of such specified date), except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Otis, and Excellon shall have received a certificate of Otis, addressed to Excellon and dated the Effective Date, signed on behalf of Otis by two senior officers of Otis (on Otis' behalf and without personal liability), confirming the same as of the Effective Date.

(c) **No Material Adverse Effect.** Between the date of this Agreement and the Effective Date, there shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Otis, and Excellon shall have received a certificate of Otis, addressed to Excellon and dated the Effective Date, signed on behalf of Otis by a senior officer of Otis (on Otis' behalf and without personal liability), confirming the same as of the Effective Date.

(d) **Directors.** Otis shall have obtained and delivered to Excellon written resignations and releases to be effective as of the Effective Date from the directors of Otis and the Otis Subsidiary as may be requested by, and in form and substance satisfactory to, Excellon, acting reasonably.

(e) **Otis Voting Agreements.** Excellon shall have received the Otis Voting Agreements and such agreements shall not have been terminated or otherwise

breached in any material manner by any of the Otis Locked-up Shareholders, such that as a result of such breach or termination the Otis Arrangement Resolutions are not passed at the Otis Meeting;

(f) **Exercise of Dissent Rights.** Holders of no more than 5% of the outstanding Otis Shares at the Effective Time shall have exercised Dissent Rights.

(g) **Otis Corporate Approvals.** The directors of Otis shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Otis to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Excellon and may be waived, in whole or in part, by Excellon in writing at any time. If any of such conditions shall not be complied with or waived by Excellon on or before the Outside Date or, if earlier, the date required for the performance thereof, then, subject to Section 5.1 hereof, Excellon may terminate this Arrangement Agreement by written notice to Otis in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Arrangement Agreement by Excellon.

5.4 Conditions to Obligations of Otis

The obligations of Otis to complete the Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived in whole or in part by Otis:

(a) **Performance by Excellon.** All covenants of Excellon under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by Otis shall have been duly performed or complied with by Excellon in all material respects, and Otis shall have received a certificate of Excellon, addressed to Otis and dated the Effective Date, signed on behalf of Excellon by two senior officers of Excellon (on Excellon's behalf and without personal liability), confirming the same as of the Effective Date.

(b) **Representations and Warranties.** The representations and warranties made by Excellon in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 5.4(b) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties made by Excellon as of a specified date, in which event such representations and warranties shall be true and correct as of such specified date), except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Excellon, and Otis shall have received a certificate of Excellon, addressed to Otis and dated the Effective Date, signed on behalf of Excellon by two senior officers of Excellon (on Excellon's behalf and without personal liability), confirming the same as of the Effective Date.

(c) **No Material Adverse Effect.** Between the date of this Agreement and the Effective Time, there shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Excellon, and Otis shall

have received a certificate of Excellon, addressed to Otis and dated the Effective Date, signed on behalf of Excellon by a senior officer of Excellon (on Excellon's behalf and without personal liability), confirming the same as of the Effective Date.

(d) **Excellon Voting Agreements.** Otis shall have received the Excellon Voting Agreements and such agreements shall not have been terminated or otherwise breached in any material manner by any of the Excellon Locked-up Shareholders, such that as a result of such breach or termination the Excellon Share Issuance Resolutions are not passed at the Excellon Meeting.

(e) **Listing of Excellon Shares.** The Excellon Shares to be issued to Otis Shareholders in connection with the Arrangement and to be issued pursuant to exercise or conversion of any of the Otis Options and Otis Warrants shall have been approved for listing on the TSX, subject only to satisfaction of the customary listing conditions of the TSX and Excellon shall have delivered evidence thereof satisfactory to Otis, acting reasonably.

(f) **Excellon Corporate Approvals.** The directors of Excellon shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Excellon to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Otis and may be waived, in whole or in part, by Otis in writing at any time. If any of such conditions shall not be complied with or waived by Otis on or before the Outside Date or, if earlier, the date required for the performance thereof, then, subject to Section 5.1 hereof, Otis may terminate this Arrangement Agreement by written notice to Excellon in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Arrangement Agreement by Otis.

5.5 Merger of Conditions

The conditions set out in Sections 5.2, 5.3 and 5.4 shall be conclusively deemed to have been satisfied, fulfilled or waived at the Effective Time, and the Parties shall execute a certificate confirming the Effective Date.

ARTICLE 6
NON-SOLICITATION AND TERMINATION

6.1 Non-Solicitation.

(a) Each Party shall, and shall direct and cause its Subsidiaries and its and its Subsidiaries' respective officers, directors, employees, representatives, advisors and agents to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation, whether or not initiated by such Party, with any parties (other than the other Party) commenced prior to the date of this Agreement with respect to an Acquisition Proposal, and the Party shall request the return of information regarding such Party and its Subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding such Party and its

Subsidiaries. Each Party agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Each Party further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into this Agreement shall not be a violation of this Section 6.1(a)).

(b) Subject to Section 6.2, or unless permitted pursuant to this Section 6.1, each Party agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its Subsidiaries, directly or indirectly, to:

(i) make, solicit, initiate, promote or facilitate, including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii) participate, directly or indirectly in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(iii) remain neutral with respect to, or agree to, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until three Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this paragraph (iii));

(iv) withdraw, modify, qualify or change in a manner adverse to the other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the other Party, the approval, recommendation or declaration of advisability of the board of directors of the Party of either the Arrangement, this Agreement, the Otis Arrangement Resolutions (in the case of Otis) or the Excellon Share Issuance Resolution (in the case of Excellon) as the case may be (a "**Change in Recommendation**") (it being understood that failing to affirm the approval or recommendation of the board of directors of the Party of the Arrangement, this Agreement, the Otis Arrangement Resolutions (in the case of Otis) or the Excellon Share Issuance Resolution (in the case of Excellon) within three Business Days after an Acquisition Proposal relating to the Party has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within two Business Days of being

requested to do so by the other Party, shall be considered an adverse modification);

(v) enter into any agreement, arrangement or understanding effecting or related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Party completes the Arrangement; or

(vi) make any public announcement or take any other action inconsistent with the recommendation of the board of directors of the Party that Otis Shareholders approve the Arrangement.

(c) Notwithstanding Section 6.1(b) and any other provisions of this Agreement, the board of directors of a Party may consider, participate in any discussions or negotiations with, and provide information to any person who has delivered a *bona fide* written Acquisition Proposal which was not solicited, facilitated or encouraged by the Party after the date of this Agreement and did not otherwise result from a breach of this Section 6.1 by the Party, if:

(i) the board of directors of the Party first determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal and that it is necessary to take such action in order to discharge properly its fiduciary duties;

(ii) such person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction in favour of the Party;

(iii) prior to providing any confidential non-public information to such person, the Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal, provided, for greater certainty, that such standstill shall not preclude such person from making a Superior Proposal; and

(iv) the Party sends a copy of any such confidentiality agreement to the other Party promptly upon its execution and the other Party is provided with a list of the information provided to such person and is immediately provided with access to similar information to which such person was provided.

(d) Nothing contained in this Section 6.1 or elsewhere in this Agreement shall prohibit the board of directors of either Party from making a Change in Recommendation or from making any disclosure to any securityholder of such Party if, in the good faith judgment of such board of directors, after consultation with outside legal counsel, such action is necessary for the board of directors of the Party to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws; *provided, however*, that:

(i) in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal and except as may otherwise be necessary for the board of directors of the Party to act in a manner consistent with its fiduciary duties, not less than 48 hours before the board of directors of the Party considers any such proposal the Party shall give the other Party written notice of such proposal and promptly advise the other Party of its board of director's intention to consider such proposal; and

(ii) this Section 6.1(d) shall not relieve a Party from its obligation to proceed to call and hold the Excellon Meeting or the Otis Meeting as the case may be, and to hold the vote on the Excellon Share Issuance Resolution or the Otis Arrangement Resolutions, respectively, except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(e) Nothing contained in this Section 6.1 shall prohibit the board of directors of the Party from distributing a circular in compliance with applicable Canadian and U.S. securities Laws, as applicable, in response to a take-over bid or tender offer; *provided, however*, that the board of directors of the Party shall not, except as permitted by Section 6.1 or 6.2, make a Change in Recommendation or recommend an Acquisition Proposal.

(f) From and after the date of this Agreement, a Party shall promptly (and in any event within 24 hours) notify the other Party, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to the Party or its Subsidiaries, including a description of the terms and conditions of any proposal, inquiry or offer and the identity of the person making such proposal, inquiry or offer and provide the other Party with a copy of any such proposal, offer or inquiry. Each Party shall keep the other Party fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(g) Each Party shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors, employees and any financial advisors or other advisors, agents or representatives retained by it are aware of the provisions of this Section 6.1, and it shall be responsible for any breach of this Section 6.1 by such officers, directors, employees, financial advisors or other advisors, agents or representatives.

6.2 Right to Accept a Superior Proposal.

(a) If a Party has complied with Section 6.1, with respect thereto, the Party may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 6.2) received (the "**Receiving Party**") after the date hereof and prior to the date of approval of the Arrangement by the Otis Shareholders, and the Receiving Party may terminate this Agreement if, and only if: (1) the Receiving Party has provided

the other Party (the "**Responding Party**") with a copy of the Superior Proposal document; (2) the Receiving Party has provided the Responding Party with the information regarding such Superior Proposal required under Section 6.1(f); (3) the board of directors of the Receiving Party has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the board of directors of the Receiving Party to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal; and (5) five Business Days shall have elapsed from the date the Responding Party received written notice (a "**Superior Proposal Notice**") advising it that the board of directors of the Receiving Party has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal including a copy of such agreement subject only to this Section 6.2. In the event that the Receiving Party provides the Responding Party with a Superior Proposal Notice on a date that is less than seven Business Days prior to the Otis Meeting or Excellon Meeting, Otis and Excellon shall adjourn the Otis Meeting and Excellon Meeting, respectively, to a date that is not less than six days and not more than 15 days after the date of the Superior Proposal Notice and the Outside Date shall be postponed by a number of days equal to the number of days of such adjournment.

(b) During the five Business Day period referred to in Section 6.2(a)(4), the Receiving Party agrees that the Responding Party shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement. The terms of any proposed amendment to this Agreement shall be provided by the Responding Party to the Receiving Party. The board of directors of the Receiving Party will review any written proposal by the Responding Party to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by the Receiving Party, result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of the Receiving Party so determines, the Receiving Party will enter into an amended agreement with the Responding Party reflecting the amended proposal. If the board of directors of the Receiving Party does not so determine, the Receiving Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 6.3 hereof.

(c) Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 6.2(a), and will initiate an additional five Business Day notice period.

6.3 Termination Payment.

(a) In the event that:

(i) Otis enters into an agreement to effect an Acquisition Proposal that is a Superior Proposal in accordance with Section 6.2;

(ii) Otis makes a Change in Recommendation in respect of the Arrangement or the Otis Arrangement Resolutions; or

(iii) this Agreement is terminated pursuant to Section 6.4(b), (d), or (f), hereof, and prior to the Otis Meeting, a *bona fide* Acquisition Proposal, or the intention to enter a *bona fide* Acquisition Proposal with respect to Otis, has been publicly announced and not withdrawn, and within 12 months of the date of such termination:

(A) any person or group of people:

(1) directly or indirectly acquires Otis by takeover bid, arrangement, business combination or otherwise;

(2) directly or indirectly acquires the assets of Otis or the Otis Subsidiary that: (1) constitute more than 50% of the consolidated assets of Otis; (2) generate more than 50% of the consolidated revenue of Otis; or (3) generate more than 50% of the consolidated operating income of Otis; or

(3) directly or indirectly acquires more than 50% of the voting or equity securities of Otis; or

(B) Otis and/or the Otis Subsidiary enters into a definitive agreement in respect of, or the Otis Board approves or recommends, a transaction contemplated by (A) above with any person or group of people and that arrangement is consummated at any time thereafter,

then Otis shall immediately pay to Excellon the Termination Fee by wire transfer of immediately available funds. Each of the Parties hereby acknowledges that the Termination Fee is a payment of liquidated damages which is a genuine pre-estimate of the damages which Excellon will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty. Otis hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by Excellon of the Termination Fee to which it is entitled, Excellon shall have no further claim against Otis in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Excellon from seeking injunctive relief to restrain any breach or threatened breach by Otis of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

(b) In the event that:

(i) Excellon enters into an agreement to effect an Acquisition Proposal, that is a Superior Proposal in accordance with Section 6.2;

(ii) Excellon makes a Change in Recommendation in respect of the Arrangement or the Excellon Share Issuance Resolution;

(iii) this Agreement is terminated pursuant to Section 6.4(c), (e), or (g) hereof, and prior to the Excellon Meeting, a *bona fide* Acquisition Proposal, or the intention to enter a *bona fide* Acquisition Proposal with respect to Excellon, has been publicly announced and not withdrawn and within 12 months of the date of such termination:

(A) any person or group of people:

(1) directly or indirectly acquires Excellon by takeover bid, arrangement, business combination or otherwise;

(2) directly or indirectly acquires the assets of Excellon or one or more of the Excellon Subsidiaries that: (1) constitute more than 50% of the consolidated assets of Excellon; (2) generate more than 50% of the consolidated revenue of Excellon; or (3) generate more than 50% of the consolidated operating income of Excellon; or

(3) directly or indirectly acquires more than 50% of the voting or equity securities of Excellon; or

(B) Excellon and/or one or more of the Excellon Subsidiaries enters into a definitive agreement in respect of, or the Excellon Board approves or recommends, a transaction contemplated by (A) above with any person or group of people and that arrangement is consummated at any time thereafter;

then Excellon shall immediately pay to Otis the Termination Fee by wire transfer of immediately available funds. Each of the Parties hereby acknowledges that the Termination Fee is a payment of liquidated damages which is a genuine pre-estimate of the damages which the Otis will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty. Excellon hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by Otis of the Termination Fee to which it is entitled, Otis shall have no further claim against Excellon in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Otis from seeking injunctive relief to restrain any breach or threatened breach by Excellon of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

6.4 Termination

Subject to Section 6.3 of this Agreement, this Agreement may be terminated at any time:

(a) by mutual written agreement between Excellon and Otis;

(b) by Excellon if: (i) the Otis Board shall have withdrawn or modified in a manner adverse to it its approval or recommendation of the Arrangement (in accordance with Section 6.1 or 6.2); (ii) the Otis Board shall have approved or recommended an Acquisition Proposal; or (iii) Otis shall have entered into a definitive agreement with respect to a Superior Proposal;

(c) by Otis if: (i) the Excellon Board shall have withdrawn or modified in a manner adverse to it its approval or recommendation of the Arrangement or the Excellon Share Issuance Resolution (in accordance with Section 6.1 or 6.2); (ii) the Excellon Board shall have approved or recommended an Acquisition Proposal; or (iii) Excellon shall have entered into a definitive agreement with respect to a Superior Proposal;

(d) by Otis in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 6.2 and the payment of the Termination Fee required to be paid pursuant to Section 6.3;

(e) by Excellon in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 6.2 and the payment of the Termination Fee required to be paid pursuant to Section 6.3;

(f) by any Party if the required approval of the Otis Arrangement Resolutions shall not have been obtained at the Otis Meeting in the manner required by the Interim Order;

(g) by any Party if the required approval of the Excellon Share Issuance Resolution shall not have been obtained at the Excellon Meeting in the manner required by the TSX;

(h) by any Party if any condition precedent to its obligations has not been satisfied by the Outside Date or where it is clear that the condition cannot be satisfied by the Outside Date, and such breach or failure is incapable of being cured or is not cured prior to the Outside Date in accordance with the terms of Section 5.1, except that the right to terminate this Agreement under this Section 6.4(g) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the inability to satisfy such condition precedent by the Outside Date;

(i) by any Party if the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.4(i) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date;

(j) by Excellon if there is a material breach by Otis of its covenants under this Agreement, provided however, that Excellon is not then in breach of this Agreement so as to cause any of the covenants under this Agreement not to be satisfied by Otis;

(k) by Otis if there is a material breach by Excellon of its covenants under this Agreement, provided however, that Otis is not then in breach of this Agreement so as to cause any of the covenants under this Agreement not to be satisfied by Excellon; or

(l) by any Party if any law makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such law has become final and non-appealable.

6.5 Expense Reimbursement

(a) In the event that this Agreement is terminated:

(i) by any Party pursuant to Section 6.4(f) as a result of the failure to obtain the required approval of the Otis Arrangement Resolutions at the Otis Meeting in the manner required by the Interim Order, then Otis shall immediately pay to Excellon the Excellon Expense Reimbursement Amount by wire transfer of immediately available funds.

(ii) by any Party pursuant to Section 6.4(g) as a result of the failure to obtain the required approval of the Excellon Share Issuance Resolution at the Excellon Meeting then Excellon shall immediately pay to Otis the Otis Expense Reimbursement Amount by wire transfer of immediately available funds.

(b) Each of the Parties hereby acknowledges that each of the Excellon Expense Reimbursement Amount and the Otis Expense Reimbursement Amount is a payment of liquidated damages which is a genuine pre-estimate of the damages which the other Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty. Each Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by Exellon of the Excellon Expense Reimbursement Amount to which it is entitled or by Otis of the Otis Expense Reimbursement Amount to which it is entitled, the other Party shall, other than as set forth in Section 6.3, have no further claim against the receiving Party in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach by the other Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Otis Meeting and Excellon Meeting, be amended by mutual written agreement of the Parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Otis Shareholders or Excellon Shareholders, and any such amendment may, without limitation:

(a) change the time for the performance of any of the obligations or acts of any Party hereto;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any Party hereto; and

(d) waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing: (i) following the Otis Meeting and the Excellon Meeting, the Share Consideration shall not be amended without the approval of the Otis Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court and of the Excellon Shareholders given in the same manner as required for the approval of the issuance of the Share Consideration pursuant to the rules of the TSX; and (ii) this Agreement and the Plan of Arrangement may be amended in accordance with the Final Order.

ARTICLE 8
GENERAL

8.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given at the following address or sent by email to the following email address or to such other address or email address as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by email be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties hereto shall be as follows:

(a) if to Excellon:

Excellon Resources Inc.
10 King Street East,
Suite 200
Toronto, ON M5C 1C3

Attention: Brendan Cahill, President & CEO
Email: bcahill@excellonresources.com

With a copy to:

Bennett Jones LLP
3400 One First Canadian Place
100 King Street West, PO Box 130
Toronto, ON M5X 1A4

Attention: Abbas Ali Khan
Email: alikhana@bennettjones.com

(b) if to Otis:

Otis Gold Corp.
500 – 625 Howe Street
Vancouver, BC V6C 2TC

Attention: Craig Lindsay, President & CEO
Email: craig@otisgold.com

With a copy to:

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, BC V6C 2T5

Attention: David Gunasekera
Email: dgunasekera@dumoulinblack.com

8.2 Remedies

The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party hereto or its representatives and advisors and that such breach may cause the non-breaching Party hereto irreparable harm. Each Party agrees that it will not request that a court find that its breach or threatened breach has not or will not cause the other Party irreparable harm and no Party will lend assistance to such a request. The Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one

of the Parties hereto, Otis (if Excellon is the breaching Party) or Excellon (if Otis is the breaching Party) will be entitled to seek equitable relief, including interim, interlocutory and permanent injunctive relief and specific performance. Each Party agrees that it will not take the position in court or otherwise that its breach or threatened breach has not or will not cause the other Party irreparable harm and no Party will lend assistance to such position. Each Party agrees that it will not request that the court require the Party or Parties seeking such relief to provide an undertaking as to damages or to post a bond or security as a condition of granting such relief. Without limiting the generality of the foregoing, the Parties hereto acknowledge and agree that a mandatory order or other injunctive relief may be granted to enforce any negative covenant in this agreement without the requirement to demonstrate irreparable harm or that the balance of convenience favours the Party seeking such relief. Subject to any other provision hereof including, without limitation, Section 6.4 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder at law or in equity to each of the Parties hereto.

8.3 Expenses

Except as set forth in Section 2.3(d) and Section 6.5, the Parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Otis Meeting, the Excellon Meeting and the preparation and mailing of the Joint Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.3 shall survive the termination of this Agreement.

8.4 Time of the Essence

Time shall be of the essence in this Agreement.

8.5 Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.6 Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.7 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the Laws of the Province of Ontario and the Laws of Canada applicable therein but the reference to such Laws shall not, by conflict of Laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

8.8 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

8.9 Waiver

No waiver or release by any Party hereto shall be effective unless in writing and executed by the Party granting such waiver or release, and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified therein and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.1 hereof.

8.10 No Personal Liability

(a) No director or officer of Excellon shall have any personal Liability whatsoever (other than in the case of fraud or wilful misconduct) to Otis under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Excellon.

(b) No director or officer of Otis shall have any personal Liability whatsoever (other than in the case of fraud or wilful misconduct) to Excellon under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Otis.

8.11 Enurement and Assignment

This Agreement shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns and shall be binding upon the Parties hereto and their respective successors. This Agreement may not be assigned by any Party hereto without the prior written consent of the other Party hereto.

[Signature Page follows]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

EXCELLON RESOURCES INC.

Per: *(signed) "Brendan Cahill"*

Name: Brendan Cahill
Title: President & Chief Executive Officer

OTIS GOLD CORP.

Per: *(signed) "Craig Lindsay"*

Name: Craig Lindsay
Title: President & Chief Executive Officer

SCHEDULE "A"

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a) "**Arrangement**" means the arrangement under Division 5 of Part 9 of the BCBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 of the Arrangement Agreement or the provisions hereof or made at the direction of the Court in the Final Order with the consent of Otis and Excellon, each acting reasonably;

(b) "**Arrangement Agreement**" means the agreement made as of February 24, 2020 between Otis and Excellon, including the schedules thereto, as the same may be supplemented or amended from time to time prior to the Effective Date;

(c) "**Arrangement Resolutions**" means the special resolution to be considered and, if thought fit, passed by the Otis Shareholders at the Otis Meeting to approve the Arrangement and related matters to be substantially in the form and content of Schedule "D" to the Arrangement Agreement;

(d) "**BCBCA**" means the *Business Corporations Act* (British Columbia) and the regulations made thereunder;

(e) "**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(f) "**Court**" means the Supreme Court of British Columbia;

(g) "**Depositary**" means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Otis Shares for the Share Consideration in connection with the Arrangement;

(h) "**Dissent Rights**" has the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

(i) "**Dissenting Otis Shareholder**" means a registered holder of Otis Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolutions in strict compliance with the dissent procedures set out in the BCBCA, as modified by Article 4.1 of the Plan of Arrangement, the Interim Order and the Final Order and has not withdrawn or been deemed to have withdrawn such exercise of dissent rights;

(j) "**Dissenting Shares**" means the Otis Shares held by Dissenting Otis Shareholders in respect of which such Dissenting Otis Shareholders have given notice of dissent in accordance with the BCBCA, as modified by Article 4.1 of the Plan of Arrangement and the Interim Order and who, as of the Effective time, has not withdrawn or lost such Dissent Rights;

(k) "**Effective Date**" means the date Excellon and Otis agree to in writing, each acting reasonably, as the effective date of the Arrangement, which date will be after all of the conditions precedent to the completion of the Arrangement specified in the Arrangement Agreement and the Final Order have been satisfied or waived;

(l) "**Effective Time**" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Otis and Excellon may agree upon in writing before the Effective Date;

(m) "**Encumbrance**" means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(n) "**Excellon**" means Excellon Resources Inc., a corporation under the laws of Ontario;

(o) "**Excellon Shares**" means common shares in the capital of Excellon;

(p) "**Exchange Ratio**" means 0.23;

(q) "**Final Order**" means the final order of the Court pursuant to Section 291 of the BCBCA approving the Arrangement (including all amendments thereto made prior to the Effective Time), in a form acceptable to both Otis and Excellon, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Otis and Excellon, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Otis and Excellon, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(r) "**Former Otis Optionholders**" means, at and following the Effective Time, the holders of Otis Options immediately prior to the Effective Time;

(s) "**Former Otis Shareholders**" means, at and following the Effective Time, the holders of Otis Shares immediately prior to the Effective Time (other than Dissenting Otis Shareholders);

(t) "**Governmental Entity**" means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body or arbitrator, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the TSX;

(u) "**holder**", when used with reference to any securities of Otis, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Otis in respect of such securities;

(v) "**Interim Order**" means the interim order of the Court to be issued following the application therefor submitted to the Court as contemplated by Section 2.2 of the Arrangement Agreement, and made pursuant to the BCBCA, in a form and substance acceptable to Otis and Excellon, each acting reasonably, providing for, among other things, the calling and holding of the Otis Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of both Otis and Excellon, each acting reasonably, in connection with the Arrangement, including any amendment thereto;

(w) "**Otis**" means Otis Gold Corp., a corporation incorporated under the laws of the Province of British Columbia;

(x) "**Otis Meeting**" means the special meeting of the Otis Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolutions;

(y) "**Otis Option In-The-Money Amount**" means, in respect of any Otis Option, the amount, if any, by which the total fair market value (determined immediately prior to the Effective Time) of the Otis Shares that a holder is entitled to acquire on exercise of such Otis Option immediately prior to the Effective Time exceeds the amount payable to acquire such shares;

(z) "**Otis Option**" means an option to acquire a Otis Share granted pursuant to the Otis Stock Option Plan which is outstanding and unexercised immediately prior to the Effective Time, whether or not vested;

(aa) "**Otis Optionholder**" means a holder of one or more Otis Options;

(bb) "**Otis Securityholders**" means, together, the Otis Shareholders and Otis Optionholders;

(cc) "**Otis Shareholder**" means a holder of one or more Otis Shares;

(dd) "**Otis Shares**" means the common shares without par value in the capital of Otis;

(ee) "**Otis Share Letter of Transmittal**" means the letter of transmittal to be delivered by Otis to the Otis Shareholders providing for the delivery of Otis Shares to the Depositary;

(ff) "**Otis Stock Option Plan**" means the stock option plan of Otis most recently re-approved by the Otis Shareholders on February 5, 2019;

(gg) "**Plan of Arrangement**" means this plan of arrangement and any amendments or variations made in accordance with the Arrangement Agreement or in accordance with the terms hereof or made at the direction of the Court in the Final Order with the prior written consent of Otis and Excellon, each acting reasonably;

(hh) "**Replacement Excellon Option**" shall have the meaning ascribed to such term in Section 3.1(c);

(ii) "**Replacement Excellon Option In-The-Money Amount**" in respect of any Replacement Excellon Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Excellon Shares that a holder is entitled to acquire on exercise of the Replacement Excellon Option from and after the Effective Time exceeds the amount payable to acquire such shares;

(jj) "**Share Consideration**" means 0.23 of an Excellon Share for each Otis Share;

(kk) "**Tax Act**" means the *Income Tax Act* (Canada), as amended, and the regulations thereunder, as amended;

(ll) "**TSX**" means the Toronto Stock Exchange;

(mm) "**TSX-V**" means the TSX Venture Exchange; and

(nn) "**U.S. Tax Code**" means the United States *Internal Revenue Code of 1986*, as amended.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article",

"Section" or "paragraph" followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement. The terms "Plan of Arrangement", "this Plan of Arrangement", "the Plan of Arrangement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Plan of Arrangement in its entirety and not any particular provision hereof.

1.3 Number and Gender

In the Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and *vice versa,* word importing the use of any gender shall include both gender and neutral.

1.4 Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory Reference

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.7 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful currency of Canada and "$" refers to Canadian dollars.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there is any conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement regarding the Arrangement, the provisions of the Plan of Arrangement shall govern.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement will become effective at and after, the Effective Time and shall be binding upon Excellon, Otis, the Former Otis Shareholders, the Dissenting Otis Shareholders (if any), the Former Otis Optionholders and the Depositary.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by Otis, Excellon or any other person:

(a) each Otis Share held by a Dissenting Otis Shareholder who has validly exercised their Dissent Rights and which Dissent Rights remain valid immediately prior to the Effective Time, shall be deemed to be acquired by Otis from the Dissenting Otis Shareholder, without any further act or formality on its part, free and clear of all Encumbrances, and shall be cancelled in consideration for a debt claim against Otis for an amount determined and payable in accordance with Article 4 hereof, and:

   (i) such Dissenting Otis Shareholders shall cease to be the holders of such Otis Shares and to have any rights as holders of such Otis Shares, other than the right to be paid fair value for such Otis Shares (with Otis funds not directly or indirectly provided by Excellon or any affiliate of Excellon), as set out in Article 4 hereof;

   (ii) such Dissenting Otis Shareholders' names shall be removed as the holders of such Otis Shares from the register of Otis Shares maintained by or on behalf of Otis; and

   (iii) such Otis Shares shall be cancelled and returned to treasury;

(b) each Otis Share outstanding (other than Otis Shares held by a Dissenting Otis Shareholder, Excellon or any subsidiary of Excellon) shall be transferred to Excellon in exchange for the Share Consideration, and:

   (i) the holders of such Otis Shares shall cease to be the holders thereof and to have any rights as holders of such Otis Shares, other than the right to receive the Share Consideration in respect of such Otis Shares in accordance with the Plan of Arrangement;

   (ii) such holders' names shall be removed as the holders of such Otis Shares from the register of Otis Shares maintained by or on behalf of Otis; and

(iii) Excellon shall be deemed to be the transferee of such Otis Shares, free and clear of all Encumbrances, and shall be entered in the register of Otis Shares maintained by or on behalf of Otis as the holder of such Otis Shares; and

(c) each Otis Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for an option (each a "**Replacement Excellon Option**") to acquire from Excellon, other than as provided herein, the number of Excellon Shares equal to the product obtained when (A) the number of Otis Shares subject to such Otis Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of an Excellon Share on any particular exercise of Replacement Excellon Options, then the number of Excellon Shares otherwise issuable shall be rounded down to the nearest whole number of Excellon Shares. The exercise price per Excellon Share subject to a Replacement Excellon Option shall be an amount equal to the quotient obtained when (A) the exercise price per Otis Share subject to each such Otis Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Excellon Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Otis Option for a Replacement Excellon Option. Therefore, in the event that the Replacement Excellon Option In-The-Money Amount in respect of a Replacement Excellon Option exceeds the Otis Option In-The- Money Amount in respect of the Otis Option for which it is exchanged, the number of Excellon Shares which may be acquired on exercise of the Replacement Excellon Option at and after the Effective Time or the exercise price of such Replacement Excellon Option will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Excellon Option In-The-Money Amount in respect of the Replacement Excellon Option does not exceed the Otis Option In-The-Money Amount in respect of the Otis Option. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Excellon Option shall be exercisable at the offices of Excellon) and other terms and conditions of each of the Replacement Excellon Options shall be the same as the terms and conditions of the Otis Option for which it is exchanged and, for greater certainty, each Replacement Excellon Option shall continue to be governed by and be subject to the terms of the Otis Stock Option Plan and the agreement evidencing the grant of such Otis Option with respect to such terms and conditions. Any document previously evidencing a Otis Option shall thereafter evidence and be deemed to evidence such Replacement Excellon Option and no certificates evidencing Replacement Excellon Options shall be issued.

3.2 Post Effective Time Procedures

(a) Following the receipt of the Final Order and prior to the Effective Date, Excellon shall deliver or arrange to be delivered to the Depositary the Share Consideration, including certificates representing Excellon Shares required to be issued to Former

Otis Shareholders, in accordance with the provisions of Section 3.1(b) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Otis Shareholders for distribution to such Former Otis Shareholders in accordance with the provisions of Article 5 hereof.

(b) Subject to the provisions of Article 5 hereof, and upon return of a properly completed Otis Share Letter of Transmittal by a registered Former Otis Shareholder together with certificates, if any, which, immediately prior to the Effective Time represented Otis Shares and such other documents as the Depositary and Excellon may reasonably require, Former Otis Shareholders shall be entitled to receive delivery of the certificates representing Excellon Shares to which they are entitled pursuant to Section 3.1(b) hereof.

3.3 No Fractional Excellon Shares

In no event shall any holder of Otis Shares be entitled to a fractional Excellon Share. Where the aggregate number of Excellon Shares to be issued to a Otis Shareholder as consideration under or as a result of this Arrangement would result in a fraction of a Excellon Share being issuable, the number of Excellon Shares to be received by such Otis Shareholder shall be rounded down to the nearest whole Excellon Share and no former Otis Shareholder will be entitled to any compensation in respect of a fractional Excellon Share.

ARTICLE 4
DISSENT RIGHTS

4.1 Rights of Dissent

(a) Pursuant to the Interim Order, each registered Otis Shareholder may exercise rights of dissent ("**Dissent Rights**") pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA as modified by this Article 4, the Interim Order and the Final Order in respect of the Arrangement, provided that not withstanding Section 242 of the BCBCA, the written objection to the Arrangement Resolutions must be sent to and received by Otis not later than 5:00 p.m. on the Business Day that is two Business Days before the Otis Meeting or any date to which the Otis Meeting (as it may be postponed or adjourned from time to time). Further holders who duly exercise such Dissent Rights shall be deemed to have transferred their Otis Shares to Otis as of the Effective Time, without any further act or formality and free and clear of any Encumbrances, and if they:

(i) are ultimately determined to be entitled to be paid fair value for their Dissenting Shares, which fair value shall be determined as of the close of business on the day before the Effective Date, will be entitled to be paid for such fair value by Otis and will not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of their Otis Shares; or

(ii) are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a Otis Shareholder who has not exercised Dissent Rights and be entitled to receive only the Share Consideration that such holder would have received if such holder had not exercised Dissent Rights;

(b) In no circumstances will Otis, Excellon or any other person be required to recognize a holder exercising Dissent Rights as a holder of Otis Shares after the completion of the steps set forth in Article 3.1(a), and each Dissenting Otis Shareholder will cease to be entitled to the rights of a Otis Shareholder in respect of the Otis Shares in relation to which such Dissenting Otis Shareholder has exercised Dissent Rights and the central securities register of Otis will be amended to reflect that such former holder is no longer the holder of such Otis Shares as and from the completion of the steps in Article 3.1(a).

(c) In addition to any other restrictions set forth in the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Otis Optionholders; and (ii) Otis Shareholders who vote, or instruct a proxyholder to vote, in favour of the Arrangement Resolutions.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1 Delivery of Share Consideration

(a) As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Otis Shares that were transferred under Section 3.1(b), together with a duly completed Otis Share Letter of Transmittal, such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the BCBCA, the Securities Transfer Act (British Columbia) and the articles of Otis or Excellon, as applicable, the former holder of such Otis Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a certificate representing Excellon Shares that such holder is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.5.

(b) Subject to Section 5.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Otis Shares will be deemed after the Effective Time to represent only the right to receive from the Depositary upon such surrender a certificate representing Excellon Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1(b) hereof, less any amounts withheld pursuant to Section 5.5.

(c) Otis and Excellon will cause the Depositary, as soon as a Former Otis Shareholder becomes entitled to the Share Consideration in accordance with Section 3.1(b), to:

(i) forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Otis Share Letter of Transmittal;

(ii) if requested by such former holder in the Otis Share Letter of Transmittal make available at the offices of the Depositary specified in the Otis Share Letter of Transmittal for pick up by such former holder; or

(iii) if the Otis Share Letter of Transmittal neither specifies an address as described in Section 5.1(c)(i) nor contains a request as described in Section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of Otis immediately prior to the Effective Time,

a certificate representing the Share Consideration to such Former Otis Shareholder in accordance with the provisions hereof.

(d) No holder of Otis Shares or Otis Options shall be entitled to receive any consideration or entitlement with respect to such Otis Shares or Otis Options other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this section 5.1 and other terms of this Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Otis Shares that were acquired by Excellon or Otis pursuant to Section 3.1 hereof has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Otis Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing Excellon Shares to which the former holder of such Otis Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder's Otis Share Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Otis Shares will, as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to Excellon and the Depositary (acting reasonably) in such sum as Excellon may direct or otherwise indemnify Excellon and Otis in a manner satisfactory to Excellon against any claim that may be made against Excellon or Otis with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3 Extinction of Rights

If any Former Otis Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such Former Otis Shareholder to receive the Share Consideration which such former holder is entitled to receive pursuant to Section 3.1 hereof, on or before the date that is six years after the Effective Date, on the date that is six years after the Effective Date (i) such former holder will be deemed to have donated and forfeited to Excellon or its successor any Share Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Otis Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Excellon and will be cancelled. Neither Otis nor Excellon, or any of their respective successors, will be liable to any person in respect of any Share Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Otis or Excellon or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

5.4 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Excellon Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Otis Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.5 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Excellon Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Excellon Shares.

5.5 Withholding Rights

Otis, Excellon and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any person under the Plan of Arrangement (including any payment to Dissenting Otis Shareholders) such amounts as Otis, Excellon or the Depositary determines, acting reasonably, that it is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of Otis, Excellon or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Otis Shares or Excellon Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, less deduction and remittance or any applicable tax and any fees related to such sale, shall be paid to the person entitled thereto as soon as reasonably practicable.

5.6 No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

5.7 Paramountcy

From and after the Effective Time: (a) the Plan of Arrangement shall take precedence and priority over any and all Otis Shares and Otis Options issued prior to the Effective Time, (b) the rights and obligations of the Otis Securityholders, Otis, Excellon, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in the Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Otis Shares or Otis Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement.

5.8 U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the Parties agree that the Plan of Arrangement will be carried out with the intention that all Excellon Shares issued on completion of the Plan of Arrangement to the Otis Shareholders will be issued by Excellon in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof.

ARTICLE 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Otis and Excellon reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Otis and Excellon, each acting reasonably, (iii) filed with the Court and, if made following the Otis Meeting, approved by the Court, and (iv) communicated to or approved by the Otis Securityholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Otis at any time prior to the Otis Meeting (provided that Excellon has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Otis Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Otis Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of Otis and Excellon (in each case acting reasonably), and (ii) if required by the Court or

applicable law, is consented to by some or all, applicable, of the Otis Securityholders, as applicable, voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Excellon provided that it concerns a matter which, in the reasonable opinion of Excellon, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Otis Shareholder.

(e) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
TERMINATION

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 8
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of Otis and Excellon will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE "B"

REPRESENTATIONS AND WARRANTIES OF EXCELLON

1. **Organization and Qualification.** Excellon is duly incorporated and validly existing and in good standing under the OBCA and has corporate power and authority to own its assets and has all material permits necessary to conduct its business as now owned and conducted. Excellon is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect on Excellon. True and complete copies of the constating documents of Excellon have been delivered or made available to Otis, and Excellon has not taken any action to amend or supersede such documents.

2. **Authority Relative to this Agreement.** Excellon has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the Plan of Arrangement. The execution and delivery of this Agreement by Excellon and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the Excellon Board, and no other corporate proceedings on the part of Excellon are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Excellon and constitutes a valid and binding obligation of Excellon, enforceable by Otis against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3. **No Conflict, Required Filings and Consent.** The execution and delivery by Excellon of this Agreement and the performance by it of its covenants hereunder and the completion of the Plan of Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Excellon or those of the Excellon Subsidiaries, and except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Excellon, will not: (a) violate, conflict with or result in a breach of: (i) any material agreement, contract, indenture, deed of trust, mortgage, bond, instrument, authorization, licence or permit to which Excellon or the Excellon Subsidiaries is a party or by which either is bound; or (ii) any Law to which Excellon or the Excellon Subsidiaries is subject or by which either is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or permit; or give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Excellon's assets or the assets of the Excellon Subsidiaries. Other than the Interim Order, the Final Order, the Excellon Shareholder Approval and filings required to be made pursuant to applicable securities Laws and filings required to be made with the TSX, no authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the

part of Excellon for the consummation by Excellon of its obligations in connection with the Plan of Arrangement under this Agreement, for the completion of the Plan of Arrangement nor to avoid any loss of any rights or assets or any interest therein held by Excellon or the Excellon Subsidiaries in any material properties, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Plan of Arrangement.

4. **Excellon Subsidiaries.** Other than the Excellon Subsidiaries, Excellon has no material interests in any Person. Each of the Excellon Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. Excellon beneficially owns, directly or indirectly, all of the issued and outstanding securities of the Excellon Subsidiaries. All of the outstanding shares in the capital of the Excellon Subsidiaries owned directly or indirectly by Excellon are: (a) validly issued and fully-paid and all such shares are owned free and clear of all Encumbrances; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in the Excellon Subsidiaries.

5. **Regulatory Filings.** Excellon has filed all documents required to be filed in accordance with applicable Laws and the Excellon Filings have complied in all material respects with all applicable requirements. None of the Excellon Filings, at the time filed or as subsequently amended, contained any material misrepresentation. Excellon has not filed any confidential material change report with any Securities Authority which at the date hereof remains confidential. There are no outstanding or unresolved comments in a comment letter from any Securities Authority with respect to any Excellon Filings, and, to the knowledge of Excellon, neither it nor any of the Excellon Filings is subject to an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

6. **Compliance with Laws.**

(a) The operations of Excellon and the Excellon Subsidiaries have been and are now conducted in compliance with all applicable Laws of each jurisdiction in which it does business, the Laws of which have been and are now applicable to the operations of Excellon or the Excellon Subsidiaries and neither Excellon nor the Excellon Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or alleged violations which, individually or in the aggregate, would not have a Material Adverse Effect on Excellon.

(b) Neither Excellon nor the Excellon Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its constating documents or, as applicable, equivalent organizational documents; or (B) any material agreement

or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected, except for such conflicts, defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect on Excellon.

7. **Company Authorizations.** Excellon and the Excellon Subsidiaries have obtained all authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Excellon or the Excellon Subsidiaries or otherwise in connection with the material business or operations of Excellon or the Excellon Subsidiaries as presently carried on, and such authorizations are in full force and effect in all material respects. Excellon and the Excellon Subsidiaries have complied with and are in compliance with all authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Excellon. There is no action or proceeding pending or, to the knowledge of Excellon, threatened regarding any of the authorizations nor, to its knowledge, is there any investigation pending or threatened regarding any of the authorizations. Neither Excellon nor the Excellon Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such authorizations, or of any intention of any person to revoke or refuse to renew any of such authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Excellon and, to the knowledge of Excellon, all such authorizations continue to be effective in order for Excellon and the Excellon Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

8. **Capitalization and Listing.**

(a) The authorized share capital of Excellon consists of an unlimited number of Excellon Shares. As at the date of this Agreement there are: (A) 112,648,181 Excellon Shares validly issued and outstanding as fully-paid and non-assessable shares of Excellon; (B) outstanding Excellon Options providing for the issuance of 2,129,999 Excellon Shares upon the exercise thereof; (C) 2,318,264 outstanding Excellon RSUs redeemable for cash or Excellon Shares upon the redemption thereof; (D) 2,307,861 outstanding Excellon DSUs redeemable for cash or Excellon Shares upon the redemption thereof; and (E) outstanding Excellon Warrants providing for the issuance of 5,462,000 Excellon Shares upon the exercise thereof. Other than the Excellon Options, Excellon RSU, Excellon DSUs and Excellon Warrants, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Excellon or the Excellon Subsidiaries to issue or sell any shares of Excellon or the Excellon Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Excellon or the Excellon Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Excellon or the Excellon Subsidiaries, and no person is entitled to any pre-emptive or other similar right granted by Excellon or the Excellon Subsidiaries.

(b) The Excellon Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Excellon Options, Excellon RSUs, Excellon DSUs and Excellon Warrants and the number, exercise prices and expiration dates thereof to such holders. All Excellon Shares that may be issued pursuant to the exercise of outstanding Excellon Options or Excellon Warrants or redemption of Excellon RSUs or Excellon DSUs prior to the Effective Time will, when issued in accordance with the terms thereof, as applicable, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(c) There are no outstanding contractual obligations of Excellon or the Excellon Subsidiaries to repurchase, redeem or otherwise acquire any Excellon Shares or any shares of the Excellon Subsidiaries. The Excellon Subsidiaries do not own any Excellon Shares.

(d) No order ceasing or suspending trading in securities of Excellon nor prohibiting the sale of such securities has been issued and is outstanding against Excellon or its directors, officers or promoters.

(e) All outstanding Excellon Shares, all outstanding Excellon Options, all outstanding Excellon RSUs, all outstanding Excellon RSUs, all oustanding Excellon Warrants and all outstanding shares of capital stock, voting securities or other ownership interests, securities or interests in Excellon or the Excellon Subsidiaries, have been issued or granted, as applicable.

9. **Shareholder and Similar Agreements.** Excellon is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Excellon or the Excellon Subsidiaries.

10. **Financial Statements.** The audited consolidated financial statements for Excellon for the fiscal year ended on December 31, 2018 (including the notes thereto and related management's discussion and analysis (collectively, the "**Excellon MD&A**") and the reports by the auditors thereon), the interim unaudited consolidated financial statements for Excellon for the period ended September 30, 2019 (including the notes thereto and related management's discussion and analysis), have been, and all financial statements of Excellon which are publicly disseminated by Excellon in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities, consolidated financial position of Excellon as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Excellon or the Excellon Subsidiaries to any executive officer or director of Excellon.

11. **Disclosure Controls.**

(a) Excellon has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability

of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(b) Other than as disclosed in the Excellon Filings, to the knowledge of Excellon, there is no material weakness (as such term is defined in National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Excellon.

12. **Auditors.** Excellon has never had any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations*) with its present or any former auditor.

13. **Undisclosed Liabilities.** Neither Excellon nor the Excellon Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Excellon as of December 31, 2018 or unaudited balance sheet of Excellon as of September 30, 2019 (the "**Excellon Balance Sheet**") or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course since September 30, 2019, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Excellon and the Excellon Subsidiaries (other than those disclosed on the Excellon Balance Sheet and/or in the notes to the Excellon financial statements), reasonably be expected to have a Material Adverse Effect on Excellon, or, as a consequence of the consummation of the Plan of Arrangement, have a Material Adverse Effect on Excellon.

14. **No Hedging.** Other than as disclosed in the Excellon Disclosure Letter, neither Excellon nor the Excellon Subsidiaries has, on the date of this Agreement, any foreign currency hedging or commodity hedging arrangements in effect.

15. **Interest in Properties and Mineral Rights.**

(a) All of Excellon's and the Excellon Subsidiaries' real properties (the "**Excellon Properties**") and all of Excellon's and the Excellon Subsidiaries' mineral interests and rights, in each case, either existing under contract, by operation of Law or otherwise (collectively, and where material, the "**Excellon Mineral Rights**"), are set out in the Excellon Disclosure Letter. Neither Excellon nor the Excellon Subsidiaries, owns or has any interest in any other material real property or any material mineral interests and rights.

(b) Excellon or the Excellon Subsidiaries holds either freehold title, mining leases, mining concessions, mining claims, exploration permits, participating interests or other conventional property or proprietary interests or rights recognized in the

jurisdiction in which the Properties are located sufficient to permit Excellon to explore for and exploit the minerals relating thereto, all agreements by which Excellon holds an interest in the Excellon Properties, business or assets are in good standing according to their terms and the Excellon Properties are in good standing under the applicable laws of the jurisdictions in which they are situated and all such agreements are enforceable in accordance with their terms (subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally).

(c) All of the Excellon Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(d) The Excellon Properties and the Excellon Mineral Rights are in good standing under applicable Law and, to the knowledge of Excellon, all material filings with Governmental Entities in respect thereof have been filed, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(e) Other than as disclosed in the Excellon Disclosure Letter, there is no adverse claim against or challenge to the title to or ownership of the Excellon Properties or any of the Excellon Mineral Rights.

(f) Other than as disclosed in the Excellon Filings, no person has any back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Excellon's or the Excellon Subsidiaries' interest in the Excellon Properties or any of the Excellon Mineral Rights.

(g) There are no material restrictions on the ability of Excellon and the Excellon Subsidiaries to use, transfer or exploit the Excellon Properties or any of the Excellon Mineral Rights, except pursuant to the applicable Law and the terms of the relevant Excellon Mineral Rights.

(h) Neither Excellon nor the Excellon Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Excellon or the Excellon Subsidiaries in any of the Excellon Properties or any of the Excellon Mineral Rights, except those that would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Excellon.

(i) Neither Excellon nor the Excellon Subsidiaries has received any compliance orders, citations or notices relating to non-compliance or alleged non-compliance of any Excellon Mineral Rights.

(j) Other than as disclosed in the Excellon Disclosure Letter, Excellon and the Excellon Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by Excellon and the Excellon Subsidiaries, and mineral interests that are required to exploit the development potential of the Excellon Property and the Excellon Mineral Rights as contemplated in Excellon Filings filed (and available on SEDAR) on or before the date hereof and, except as disclosed in the Excellon Filings, no third party or group holds any such rights that would be required by Excellon to develop the Excellon Property or any of the Excellon Mineral Rights as contemplated in Excellon Filings filed (and available on SEDAR) on or before the date hereof.

16. **Mineral Resources and Mineral Reserves.** The most recent estimated measured, indicated and inferred mineral resources of Excellon disclosed in the Excellon Filings have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of Excellon from the amounts disclosed publicly by Excellon.

17. **Excellon Technical Report.** The Excellon Technical Report accurately and completely sets forth all material facts relating to properties covered by such report; since the date of preparation of the Excellon Technical Report there has been no material change, that would disaffirm or change any aspect of the Excellon Technical Report in any material respect, except as disclosed in any document forming part of the Excellon Filings. The Excellon Technical Report complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and presented the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time such Excellon Technical Report was prepared.

18. **Operational Matters.** Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Excellon:

(a) all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Excellon and the Excellon Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any material contracts and agreements to which Excellon or the Excellon Subsidiaries is bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course.

19. **Absence of Certain Changes or Events.** Since September 30, 2019:

(a) Excellon and the Excellon Subsidiaries have conducted their respective businesses only in the ordinary course;

(b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect on Excellon has been incurred;

(c) there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect on Excellon;

(d) there has not been any change in the accounting practices used by Excellon and the Excellon Subsidiaries;

(e) there has not been any redemption, repurchase or other acquisition of Excellon Shares by Excellon, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Excellon Shares; and

(f) there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Excellon's audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course.

20. **Litigation.** Other than as disclosed in the Excellon Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Excellon, threatened against or relating to Excellon or the Excellon Subsidiaries, the business of Excellon or the Excellon Subsidiaries, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would, or reasonably would be expected to have, a Material Adverse Effect on Excellon or prevent or materially delay the consummation of the Plan of Arrangement, nor to the knowledge of Excellon are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect on Excellon). Neither Excellon nor the Excellon Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect on Excellon or which would reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement.

21. **Taxes.**

(a) Each of Excellon and the Excellon Subsidiaries has duly and timely filed, or has caused to be duly and timely filed on its behalf, all Tax Returns required to be filed by it prior to the date hereof, and all such Tax Returns are complete and accurate in all material respects.

(b) All Taxes shown to be due on such Tax Returns, or otherwise owed (whether or not assessed by the applicable Governmental Entity), have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Excellon. Excellon's most recent audited consolidated financial statements reflect

a reserve in accordance with IFRS for all Taxes payable by Excellon and the Excellon Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

(c) Each of Excellon and the Excellon Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(d) Each of Excellon and the Excellon Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(e) There are no proceedings, investigations, audits or claims now pending or, to the knowledge of Excellon, threatened against Excellon or any of the Excellon Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(f) Each of Excellon and the Excellon Subsidiaries has made full and adequate provision in the books and records and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date.

(g) There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, Excellon or any of the Excellon Subsidiaries.

(h) Neither Excellon nor any of the Excellon Subsidiaries has acquired property or services from, or disposed of property or provided services to, a person with whom it does not deal at arm's length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, nor has Excellon or any of the Excellon Subsidiaries been deemed to have done so for purposes of the Tax Act.

(i) None of sections 78 or 80 to 80.04 of the Tax Act have applied to Excellon or the Excellon Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of sections 78 or 80 to 80.04 of the Tax Act to Excellon or the Excellon Subsidiaries.

(j) Each of Excellon and the Excellon Subsidiaries has complied in all material respects with all applicable transfer pricing rules for Tax purposes.

(k) To the knowledge of Excellon, no claim has been made by any Governmental Entity in a jurisdiction where Excellon or any of the Excellon Subsidiaries does not file Tax Returns that Excellon or any of the Excellon Subsidiaries is required to file Tax Returns or may be subject to Tax by that jurisdiction.

(l) Excellon is a "Canadian corporation" for purposes of the Tax Act.

22. **Books and Records.** The corporate records and minute books of Excellon and the Excellon Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Excellon and the Excellon Subsidiaries as provided to Otis are complete and accurate in all material respects. The corporate minute books for Excellon and the Excellon Subsidiaries contain minutes of all meetings and resolutions of the directors and shareholders held.

23. **Insurance.** Excellon has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid, and neither Excellon nor Excellon subsidiaries has failed to give any notice or make a claim thereunder on a timely basis

24. **Environmental.** Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect on Excellon or as disclosed to Otis:

(a) all facilities and operations of Excellon and the Excellon Subsidiaries have been conducted, and are now, in material compliance with all Environmental Laws;

(b) Excellon and the Excellon Subsidiaries are in possession of, and in material compliance with, all Environmental Permits required to own, lease and operate the Excellon Properties and Excellon Mineral Rights and to conduct their respective business as they are now being conducted;

(c) no Remedial Action obligation or other Environmental Liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Excellon and the Excellon Subsidiaries, and, to the knowledge of Excellon, there is no basis for any such Environmental Liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(d) neither Excellon nor the Excellon Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e) to the knowledge of Excellon, there are no changes in the status, terms or conditions of any Environmental Permits held by Excellon or the Excellon Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any

Governmental Entity of such Environmental Permits, consents, waivers, Permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Excellon or the Excellon Subsidiaries following the Effective Date;

(f) neither Excellon nor the Excellon Subsidiaries (i) is a party to any litigation or administrative proceeding nor, to the knowledge of Excellon, has any litigation or administrative proceeding been threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to take Remedial Action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future Remedial Action which arises out of or is related to the Release of any Hazardous Substances, (ii) has any knowledge of any conditions existing currently which could reasonably be expected to subject it to any material Environmental Liabilities or which require or are likely to require Remedial Action; and (iii) is subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws;

(g) Excellon and the Excellon Subsidiaries have made available to Otis all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(h) to the knowledge of Excellon, neither Excellon nor the Excellon Subsidiaries is subject to any past or present fact, condition or circumstance that would reasonably be expected to result in any material Environmental Liabilty.

25. **No Cease Trade Orders.** No Securities Authority or other Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Excellon, and no such proceeding is pending, contemplated or, to the knowledge of Excellon, threatened.

26. **Reporting Issuer Status.** As of the date hereof, Excellon is a reporting issuer not in default (or the equivalent) under the securities Laws of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

27. **Stock Exchange Compliance.** The Excellon Shares are listed and posted for trading on the TSX, and Excellon is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.

28. **Approvals and Recommendation.** The Excellon Board has received a fairness opinion, and the Excellon Board has unanimously, after receiving legal and financial advice, determined that the Plan of Arrangement is in the best interests of Excellon.

29. **Money Laundering Laws.** The operations of Excellon are and have been conducted at all times in compliance with applicable Money Laundering Laws, and no action, suit or proceeding by or before any Governmental Entity involving Excellon with respect to the Money Laundering Laws is pending or to Excellon's knowledge threatened.

30. **Anti-Corruption.** None of Excellon, the Excellon Subsidiaries, or, to the knowledge of Excellon, any of its or their respective directors, executives, officers, representatives, agents or employees: (i) have used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) have failed to disclose fully any contribution in violation of any Law; (iii) have used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iv) have violated or is violating any provision of the *United States Foreign Corrupt Practices Act of 1977*, the *Corruption of Foreign Public Officials Act (Canada)* or any other applicable Law of similar effect; (v) have established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (vi) have made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

31. **Arrangements with Shareholders of Otis.** Other than the Otis Voting Agreements and this Agreement, Excellon does not have any agreement, arrangement or understanding (whether written or oral) with respect to Otis or any of its securities, businesses or operations with any shareholder of Otis, any interested party of Otis or any related party of any interested party of Otis, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meanings ascribed to such terms in MI 61- 101).

32. **Disclosure.** Excellon has made available to Otis all material information concerning Excellon, the Excellon Subsidiaries and their respective businesses through the Excellon Filings, information disclosed in Excellon's virtual data room or the Excellon Disclosure Letter and all such information as made available to Otis is accurate, true and correct in all material respects.

SCHEDULE "C"

REPRESENTATIONS AND WARRANTIES OF OTIS

1. **Organization and Qualification.** Otis is duly incorporated and validly existing and in good standing under the BCBCA and has corporate power and authority to own its assets and has all material permits necessary to conduct its business as now owned and conducted. Otis is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect on Otis. True and complete copies of the constating documents of Otis have been delivered or made available to Excellon, and Otis has not taken any action to amend or supersede such documents.

2. **Authority Relative to this Agreement.** Otis has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the Plan of Arrangement. The execution and delivery of this Agreement by Otis and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the Otis Board, and no other corporate proceedings on the part of Otis are necessary to authorize this Agreement other than the Otis Arrangement Approval. This Agreement has been duly executed and delivered by Otis and constitutes a valid and binding obligation of Otis, enforceable by Excellon against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3. **No Conflict, Required Filings and Consent**. The execution and delivery by Otis of this Agreement and the performance by it of its covenants hereunder and the completion of the Plan of Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Otis or those of the Otis Subsidiary, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Otis, will not: (a) violate, conflict with or result in a breach of: (i) any material agreement, contract, indenture, deed of trust, mortgage, bond, instrument, authorization, licence or permit to which Otis or the Otis Subsidiary is a party or by which either Otis or the Otis Subsidiary is bound; or (ii) any Law to which Otis or the Otis Subsidiary is subject or by which either or the Otis Subsidiary is bound except as disclosed in the Otis Disclosure Letter; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Otis' assets or the assets of the Otis Subsidiary. Other than the Interim Order, the Final Order, filings required to be made pursuant to applicable securities Laws and filings required to be made with the TSX and TSX-V, no authorization, consent or approval of, or filing with, any Governmental Entity or other

authority is necessary on the part of Otis for the consummation by Otis of its obligations in connection with the Plan of Arrangement under this Agreement, for the completion of the Plan of Arrangement nor to avoid any loss of any rights or assets or any interest therein held by Otis or the Otis Subsidiary in any material properties, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Plan of Arrangement.

4. **Otis Subsidiary.** The Otis Subsidiary is the only Subsidiary of Otis, and Otis has no material interests in any other Person. The Otis Subsidiary is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. Otis beneficially owns, directly or indirectly, all of the issued and outstanding securities of the Otis Subsidiary. All of the outstanding shares in the capital of the Otis Subsidiary owned directly or indirectly by Otis are: (a) validly issued and fully-paid and all such shares are owned free and clear of all Encumbrances; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in the Otis Subsidiary.

5. **Regulatory Filings.** Otis has filed all documents required to be filed in accordance with applicable Laws and the Otis Filings have complied in all material respects with all applicable requirements. None of the Otis Filings, at the time filed or as subsequently amended, contained any misrepresentation. Otis has not filed any confidential material change report with any Securities Authority which at the date hereof remains confidential. There are no outstanding or unresolved comments in a comment letter from any Securities Authority with respect to any Otis Filings and, to the knowledge of Otis, neither it nor any of the Otis Filings is subject to an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

6. **Compliance with Laws.**

   (a) The operations of Otis and the Otis Subsidiary have been and are now conducted in compliance with all applicable Laws of each jurisdiction in which it does business, the Laws of which have been and are now applicable to the operations of Otis or of the Otis Subsidiary and none of Otis or the Otis Subsidiary has received any notice of any alleged violation of any such Laws, other than non-compliance or alleged violations which, individually or in the aggregate, would not have a Material Adverse Effect on Otis.

   (b) None of Otis or the Otis Subsidiary is in conflict with, or in default (including cross defaults) under or in violation of: (A) its constating documents or, as applicable, equivalent organizational documents; or (B) any material agreement or understanding to which it or by which any of the properties or assets in which it has

an interest is bound or affected, except for such conflicts, defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect on Otis.

7. **Company Authorizations.** Otis and the Otis Subsidiary have obtained all authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Otis or the Otis Subsidiary or otherwise in connection with the material business or operations of Otis or the Otis Subsidiary as presently carried on, and such authorizations are in full force and effect in all material respects. Otis and the Otis Subsidiary have complied with and are in compliance with all authorizations, except, in each case, for such non- compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Otis. There is no action or proceeding pending or, to the knowledge of Otis, threatened regarding any of the authorizations nor, to its knowledge, is there any investigation pending or threatened regarding any of the authorizations. None of Otis or the Otis Subsidiary has received any notice, whether written or oral, of revocation or non-renewal of any such authorizations, or of any intention of any person to revoke or refuse to renew any of such authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Otis and, to the knowledge of Otis, all such authorizations continue to be effective in order for Otis and the Otis Subsidiary to continue to conduct their respective businesses as they are currently being conducted.

8. **Capitalization and Listing.**

(a) The authorized share capital of Otis consists of an unlimited number of Otis Shares. As at the date of this Agreement there are: (A) 175,403,907 Otis Shares validly issued and outstanding as fully-paid and non-assessable shares of Otis; (B) outstanding Otis Options providing for the issuance of 12,375,000 Otis Shares upon the exercise thereof; and (C) outstanding Otis Warrants providing for the issuance of 6,631,750 Otis Shares upon the exercise thereof. Other than the Otis Options and Otis Warrants there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Otis or the Otis Subsidiary to issue or sell any shares of Otis or of the Otis Subsidiary or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Otis or the Otis Subsidiary, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Otis or the Otis Subsidiary, and, except as disclosed in the Otis Disclosure Letter, no person is entitled to any pre-emptive or other similar right granted by Otis or the Otis Subsidiary.

(b) The Otis Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Otis Options and Otis Warrants and the number, exercise prices, conversion prices and expiration dates thereof to such holders. All Otis Shares that may be issued pursuant to the exercise or conversion of outstanding Otis Options and Otis Warrants prior to the Effective Time will, when issued in accordance with the terms of the Otis Options or Otis Warrants, as applicable, be duly authorized,

validly issued, fully-paid and non-assessable and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(c) There are no outstanding contractual obligations of Otis or the Otis Subsidiary to repurchase, redeem or otherwise acquire any Otis Shares or any shares of the Otis Subsidiary. The Otis Subsidiary does not own any Otis Shares.

(d) No order ceasing or suspending trading in securities of Otis nor prohibiting the sale of such securities has been issued and is outstanding against Otis or its directors, officers or promoters.

(e) All outstanding Otis Shares, all outstanding Otis Options, all outstanding Otis Warrants and all outstanding shares of capital stock, voting securities or other ownership interests, securities or interests in Otis or the Otis Subsidiary, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws, including the 1933 Act.

9. **Shareholder and Similar Agreements.** Otis is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Otis or the Otis Subsidiary.

10. **Financial Statements.**

(a) The audited consolidated financial statements for Otis as at the fiscal year ended on June 30, 2019 (including the notes thereto and related management's discussion and analysis (collectively, the "**Otis MD&A**") and the reports by the auditors thereon) have been, and all financial statements of Otis which are publicly disseminated by Otis prior to the Effective Date in respect of any subsequent periods will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities, consolidated financial position of Otis as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Otis or the Otis Subsidiary to any executive officer or director of Otis.

(b) Except as disclosed in the Otis Disclosure Letter, neither Otis nor the Otis Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet arrangement or any similar contract (including any contract relating to any transaction or relationship between or among Otis or the Otis Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose of limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Otis or the Otis Subsidiary, in the published financial statements of Otis or the Otis Filings.

(c) Since June 30, 2019, neither Otis nor the Otis Subsidiary nor, to Otis' knowledge, any director, officer, auditor, accountant or representative of Otis or the Otis Subsidiary has received or otherwise had or obtained knowledge of any complaint,

allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Otis or the Otis Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Otis or the Otis Subsidiary has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Otis Board.

11. **Disclosure Controls and Internal Control over Financial Reporting.**

(a) Otis has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(b) To the knowledge of Otis, there is no material weakness (as such term is defined in National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Otis.

12. **Auditors**. Otis has never had any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations*) with its present or any former auditor.

13. **Undisclosed Liabilities.** Except as disclosed in the Otis Disclosure Letter, neither Otis nor the Otis Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Otis as of June 30, 2019 (the "**Otis Balance Sheet**") or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course since June 30, 2019, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Otis and the Otis Subsidiary (other than those disclosed on the Otis Balance Sheet and/or in the notes to the Otis financial statements), reasonably be expected to have a Material Adverse Effect on Otis, or, as a consequence of the consummation of the Plan of Arrangement, have a Material Adverse Effect on Otis.

14. **No Hedging.** Neither Otis nor the Otis Subsidiary has, on the date of this Agreement, any foreign currency hedging or commodity hedging arrangements in effect.

15. **Interest in Properties and Mineral Rights.**

(a) Real Property

(i) The Otis Disclosure Letter sets forth a true, correct, current and complete list of all of the real property, excluding any unpatented mining claims, but

including any patented mining claims, owned in fee by Otis and the Otis Subsidiary (the "**Otis Owned Real Property**").

(ii) The Otis Disclosure Letter sets forth a true, correct, current and complete list of all of the real property, excluding any unpatented mining claims, but including patented mining claims, leased or subleased (including a description of the leases and subleases) by Otis and the Otis Subsidiary (the "**Otis Leased Real Property**" and together with the Otis Owned Real Property, the "**Otis Properties**").

(iii) Otis or the Otis Subsidiary has good and marketable fee simple title to the Otis Owned Real Property and Otis the Otis Subsidiary has a valid and subsisting leasehold or subleasehold estate in all of the Otis Leased Real Property, in each case free and clear of all Encumbrances other than Permitted Encumbrances and the royalties disclosed in the Otis Disclosure Letter (the "**Otis Royalty Agreements**").

(iv) The Otis Royalty Agreements are in good standing and neither Otis the Otis Subsidiary is in breach of, or default under, or has received written notice of any breach of, or default under, the Otis Royalty Agreements and to the Knowledge of Otis, no event has occurred that with notice or lapse of time or both would constitute a breach or default under any such Otis Royalty Agreement by any other party thereto. Other than as disclosed in the Otis Disclosure Letter, no Person other than Otis and the Otis Subsidiary has any interest in the Otis Owned Real Property or Otis Leased Real Property or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(v) Neither Otis the Otis Subsidiary (i) currently leases all or any part of the Otis Owned Real Property to any third party or (ii) has received written notice of any pending, and to the Knowledge of Otis there is no threatened, condemnation proceeding with respect to any of the Otis Owned Real Property.

(vi) With respect to the Otis Leased Real Property, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all leases under which Otis or the Otis Subsidiary leases or subleases any Otis Leased Real Property (the "**Otis Real Property Leases**") are valid, are in good standing, and in full force and effect and constitute binding obligations of Otis or the Otis Subsidiary and the counterparties thereto, in accordance with their respective terms, subject to the Enforceability Limitations, (b) neither Otis nor the Otis Subsidiary is in breach of or default under, or has received written notice of any breach of or default under, any Otis Real Property Lease, and to the Knowledge of Otis, no event has occurred that with notice or lapse of time or both would constitute a breach or default under any such Otis Real Property Lease by any other party thereto, and (c) all authorizations, licenses, permits,

certificates, registrations, consents or approvals of, or filings with, or notifications to, any Governmental Entity regarding the use of the Otis Leased Real Property comply with the terms of the Otis Real Property Leases.

(vii) Neither Otis nor the Otis Subsidiary has assigned, pledged, mortgaged, hypothecated or otherwise transferred its interest in any Otis Real Property Lease nor has Otis or the Otis Subsidiary entered into (as a grantor) with any other person (other than another wholly-owned subsidiary of Otis) any sublease, license or other agreement that is material to Otis and the Otis Subsidiary, taken as a whole, and that relates to the use or occupancy of all or any portion of the Otis Leased Real Property.

(viii) True, correct, and complete copies of all Otis Real Property Leases and, with respect to the Otis Owned Real Property, true, correct, and complete copies of all deeds, title insurance policies, and surveys in the possession of Otis with respect thereto have been provided to Excellon.

(ix) Together with the Otis Unpatented Claims, the Otis Properties constitute all of the real property or rights to real property used or held for use by Otis and the Otis Subsidiary in the operation of its business as presently conducted (the "**Otis Operations**").

(x) Other than as disclosed in the Otis Disclosure Letter, there is no adverse claim against or challenge to the title to or ownership of the Otis Owned Real Property or the Otis Leased Real Property.

(xi) Other than as disclosed in the Otis Disclosure Letter, no Person has any back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the interest of Otis or the Otis Subsidiary in the Otis Owned Real Property or the Otis Leased Real Property.

(xii) Other than as disclosed in the Otis Disclosure Letter, there are no material restrictions on the ability of Otis or the Otis Subsidiary to use, transfer or exploit the Otis Owned Real Property or the Otis Leased Real Property, except pursuant to the applicable Law.

(b) Personal Property

(i) Otis and the Otis Subsidiary has good title to, or a valid and binding leasehold interest in, all material personal property (the "**Personal Property**") owned or used by it in the Otis Operations, free and clear of all Encumbrances other than Permitted Encumbrances.

(ii) The Personal Property consisting of equipment, machinery, vehicles and other tangible personal property that are material and are used regularly in the operations of Otis and the Otis Subsidiary have been maintained in all material respects in accordance with past practice and generally accepted

industry practice, and to the Knowledge of Otis are in good operating condition and repair (ordinary wear and tear excepted).

(iii) The Personal Property consists of all of the personal property necessary to conduct the Otis Operations as they are conducted at the date hereof and as of the Effective Time.

(c) Mining Claims

(i) The Otis Disclosure Letter sets forth a true, correct, and complete list of all unpatented mining claims (including any and all lode, placer, mill site and tunnel site claims) owned, leased, subleased or optioned by Otis or the Otis Subsidiary ("**Otis Unpatented Claims**") and identifies which entity holds each such claim or site. Neither Otis nor the Otis Subsidiary currently lease any Otis Unpatented Claims to any third party.

(ii) With respect to the Otis Unpatented Claims:

(1) Subject to the paramount title of the United States of America, and statutory rights of third parties to use the surface of the Otis Unpatented Claims and the rights of any lessees of leasable minerals granted by the applicable Governmental Entity pursuant to applicable Laws within the boundaries of the lands covered by the Otis Unpatented Claims, Otis or the Otis Subsidiary is the sole owner of each Otis Unpatented Claim owned by Otis or the Otis Subsidiary, free and clear of all Encumbrances, except for Permitted Encumbrances and the Otis Royalty Agreements.

(2) To the Knowledge of Otis, each Otis Unpatented Claim was validly located, and location certificates meeting the requirements of all applicable Laws were timely and properly recorded and filed with all appropriate Governmental Entities, and the monuments of location for the Otis Unpatented Claims are on federal public land open for appropriation by mineral location.

(3) All affidavits of assessment work or applicable holding fees in lieu thereof paid and all other filings required to maintain the Otis Unpatented Claims in good standing have been properly and timely made, recorded or filed with appropriate Governmental Entities.

(4) Otis makes no representation or warranty as to (a) the existence of a discovery of valuable minerals for any of the Otis Unpatented Claims, (b) whether Otis or the Otis Subsidiary has maintained pedis possessio rights with respect to the Otis Unpatented Claims; or (c) whether any mill sites comprising a portion of the Otis Unpatented Claims are on ground that is non-mineral in character.

(5) The Otis Disclosure Letter sets forth a true, correct, and complete list of all of the Otis Unpatented Claims leased or subleased by Otis and the Otis Subsidiary or which Otis or the Otis Subsidiary has the option to acquire (collectively, "**Otis Leased Claims**") and identifies which entity leases or subleases or has the option to acquire each such Otis Leased Claim. Otis or the Otis Subsidiary holds a valid and subsisting leasehold or subleasehold interest in, or option agreement covering, each Otis Leased Claim. With respect to each Otis Leased Claim (i) all leases or subleases or option agreements under which Otis or the Otis Subsidiary leases or subleases or has the option to acquire any Otis Leased Claim are valid and in full force and effect, and constitute binding obligations of Otis or its applicable subsidiary and the counterparties thereto, enforceable against them in accordance with its terms, subject to any Enforceability Limitations; (ii) neither Otis nor the Otis Subsidiary is in breach of or default under, or has received written notice of any breach of or default under, any leases or sublease of, or option agreement covering, the Otis Leased Claims, and, to the Knowledge of Otis, no event has occurred that with notice or lapse of time or both would constitute a breach or default under any such lease or sublease by any other party thereto; (iii) neither Otis nor the Otis Subsidiary has assigned, pledged, mortgaged, hypothecated or otherwise transferred any of its interest in the Otis Leased Claims nor has Otis or the Otis Subsidiary entered into (as a grantor) with any other Person (other than another wholly-owned subsidiary of Otis) any sublease, license or other agreement that relates to the use or occupancy of all or any portion of any Otis Leased Claim; and (iv) true, correct, and complete copies of all leases and subleases of, or option agreements pertaining to, the Otis Leased Claims have been provided to Excellon.

(6) With respect to the Otis Unpatented Claims:

a) Subject to the limitations set forth in Section 15(c)(ii)(4) of this Schedule C, Otis or the Otis Subsidiary is in exclusive possession or control of the right to develop the minerals that are locatable under the Mining Law of 1872, as amended, located in, on or under the Otis Unpatented Claims (other than any mill site claims).

b) Except as otherwise set forth in the Otis Disclosure Letter, Otis or the Otis Subsidiary has all surface and access rights, including as applicable fee simple estates, leases, easements, rights of way and permits, or licenses from landowners or Governmental Entities, permitting the use of land by Otis or the Otis Subsidiary, and other interests that are required for the Otis Operations as currently conducted, and no third

party or group holds any such rights that would be required to conduct the Otis Operations as currently conducted.

c) There are no conflicting patented or unpatented claims owned by third parties which overlap with any of the Otis Unpatented Claims in a manner that would reasonably be expected to have a Material Adverse Effect.

d) There are no outstanding payment obligations due pursuant to the Property Agreements, and any and all accrued payment obligations thereunder have been satisfied.

e) The Otis Unpatented Claims are not burdened by any commission, royalty, license fee, net smelter royalty/return/receipt, net profits or net proceeds interests, or any similar payment to any Person except as disclosed in the Otis Disclosure Letter and no payments to third parties are required to use or transfer the Otis Unpatented Claims pursuant to applicable Law, except (A) as required under for Company Permits from Governmental Entities, (B) payments due under any lease or sublease of or option agreement covering any Otis Leased Claims, (C) recording fees payable to county recorders in connection with recording documents conveying the Otis Unpatented Claims and annually recording confirmation of payment of claim maintenance fees/notices of intent to hold the Otis Unpatented Claims, (D) annual claim maintenance fees payable to the BLM, and (E) fees payable to the BLM in connection with filing of Notices of Transfer of Interest with respect to the Otis Unpatented Claims.

f) Except as set out in the Otis Disclosure Letter, neither Otis nor the Otis Subsidiary is party to any, and to the Knowledge of Otis, there is no, joint venture agreement, shareholder agreement, partnership agreement, voting agreement, powers of attorney, co-ownership agreement, co-tenancy agreements, management agreements or any other existing oral or written agreement of any kind which does or could have any adverse impact whatsoever on record or possessory title to the mineral estate of the Otis Unpatented Claims, or the access to, exploration, development or mining of same and no other Person has any interest in the Otis Unpatented Claims or any right to acquire or otherwise obtain any such interest, other than any owner, lessor or sublessor of the Otis Leased Claims.

(7) Except as set forth in the Otis Disclosure Letter, there are no options, back-in rights, earn-in rights, rights of first refusal, rights of first offer, pre-emptive rights, off-take rights or similar provisions or rights which could affect Excellon or any of its subsidiaries' interest in the Otis Unpatented Claims after the Effective Date. There are no restrictions on the ability of Otis or the Otis Subsidiary to use, transfer or exploit the Otis Unpatented Claims, except pursuant to applicable Law or any Property Agreement covering any Otis Leased Claims.

(8) Neither Otis nor the Otis Subsidiary has received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Otis' or the Otis Subsidiary's interests in the Otis Unpatented Claims.

(iii) Other than as disclosed in the Otis Disclosure Letter, there is no adverse claim against or challenge to the title to or ownership of the Otis Unpatented Claims.

(iv) Other than as disclosed in the Otis Disclosure Letter, there are no material restrictions on the ability of Otis and the Otis Subsidiary to use, transfer or exploit the Otis Unpatented Claims, except pursuant to the applicable Law.

(d) Except as disclosed in the Otis Disclosure Letter, no person other than Otis or the Otis Subsidiary has any interest in the Otis Owned Real Property or the Otis Leased Real Property or any of the Otis Unpatented Claims, or any right to acquire any such interest.

(e) Except as disclosed in the Otis Disclosure Letter, Otis and the Otis Subsidiary have all rights, permits, licenses and mineral interests that are required to exploit the development potential of the Otis Owned Real Property, the Otis Leased Real Property and the Otis Unpatented Claims as contemplated in Otis Filings filed (and available on SEDAR) on or before the date hereof.

16. **Mineral Resources and Mineral Reserves**. The most recent estimated measured, indicated and inferred mineral resources of Otis disclosed in the Otis Filings have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of Otis from the amounts disclosed publicly by Otis.

17. **Otis Technical Reports.** The Otis Technical Reports accurately and completely set forth all material facts relating to the properties covered by such report; since the date of preparation of each of the Otis Technical Reports there has been no material change, that would disaffirm or change any aspect of either of the Otis Technical Reports in any material respect, except as disclosed in any document forming part of the Otis Filings. The Otis

Technical Reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and presented the quantity of mineral resources attributable to the properties evaluated therein as at the respective dates stated therein based upon information available at the time such Otis Technical Reports were prepared.

18. **Exploration Information.** Otis has provided Excellon with access to full and complete copies of all exploration information and data relating to the Otis Properties, and which is owned by, or within the possession or control of, Otis or the Otis Subsidiary, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Otis Owned Real Property, the Otis Leased Real Property and the Otis Unpatented Claims, and Otis has the sole right, title, ownership and right to use all such information, data reports and studies.

19. **Operational Matters.** Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Otis:

(a) all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Otis and the Otis Subsidiary, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any material contracts and agreements to which Otis or the Otis Subsidiary is bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course.

20. **Employment Matters.**

(a) The Otis Disclosure Letter sets out a true and complete list of all employees of Otis or any of its subsidiaries, including their respective:

(i) location;

(ii) hire date;

(iii) cumulative length of service;

(iv) position;

(v) compensation (including but not limited to salary, bonus and commissions);

(vi) eligibility to participate in short-term and long-term incentive plans (and grants received under these plans, if any);

(vii) benefits;

(viii) vacation entitlement in days;

(ix) current status (full-time or part-time, active or non-active, and if non-active, the reason for leave); and

(x) whether they are subject to a written employment contract,

as well as a list of all former employees of Otis or any of its subsidiaries to whom Otis or any of its subsidiaries has or may have any outstanding obligations, indicating the nature and value of such obligations.

(b) Except as disclosed in the Otis Disclosure Letter, neither Otis nor the Otis Subsidiary has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Otis (including as a result of the Plan of Arrangement).

(c) Neither Otis nor the Otis Subsidiary (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Otis, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Otis, no fact or event exists that is likely to give rise to a change in this representation on or before the Effective Date.

(d) Neither Otis nor the Otis Subsidiary has received notice of, nor to its knowledge, is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Otis, threatened, or any litigation actual, or to the knowledge of Otis, threatened, relating to employment or termination of employment of employees or independent contractors. No labour strike, lock-out, slowdown or work stoppage is pending or, to the knowledge of Otis, threatened against or directly affecting Otis.

(e) All amounts due or accrued due for all salary, wages, bonuses, vacation with pay, workers compensation and other benefits for the period up to June 30, 2019 have either been paid or are accurately reflected in Otis' financial books and records in all material respects.

(f) Except as disclosed in the Otis Disclosure Letter, neither the execution of this Agreement nor the consummation of the Plan of Arrangement and the other transactions contemplated in this Agreement will:

(i) result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former Otis Employee; or

(ii) increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable to any current or former Otis Employee.

(g) Neither Otis nor the Otis Subsidiary currently sponsors, maintains, contributes to or has any material liability under, and has not in the past five years sponsored, maintained, contributed to or incurred any liability under, a "registered pension plan" or a "retirement compensation arrangement", each as defined under the Tax Act, a "pension plan" as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for Otis Employees or former Otis Employees.

(h) The Otis Disclosure Letter lists each plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by Otis or the Otis Subsidiary for the benefit of any current or former employee, independent contractor, consultant or director of Otis or the Otis Subsidiary, or with respect to which Otis or the Otis Subsidiary has or may have any material Liability (collectively, the "**Otis Employee Plans**").

(i) Otis has made available to Excellon correct and complete copies (or, if a plan is not written, a written description) of all Otis Employee Plans and amendments thereto in each case that are in effect as of the date hereof, and, to the extent applicable: (i) all related trust agreements, funding arrangements and insurance contracts now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (ii) the most recent opinion or determination letter received regarding the tax-qualified status of each Otis Employee Plan; (iii) the most recent financial statements for each Otis Employee Plan; and (iv) the current summary plan description for each Otis Employee Plan.

(j) Each Otis Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws; (i) Otis and the Otis Subsidiary, where applicable, have timely made all material contributions and other material payments required by and due under the terms of each Otis Employee Plan and applicable law, and all benefits accrued under any unfunded Otis Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with IFRS; (ii) except to the extent limited by applicable law, each Otis Employee Plan can be amended, terminated or otherwise discontinued after the Effective Date in accordance with its terms; (iii) as of the date hereof, there are no material audits, inquiries or legal actions pending or, to the knowledge of Otis, threatened by any Governmental Entity with respect to any Otis Employee Plan; and (iv) as of the

date hereof, there are no material legal actions pending, or, to the knowledge of Otis, threatened with respect to any Otis Employee Plan (in each case, other than routine claims for benefits).

(k) No Otis Employee Plan has, within the three years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self- correction or similar program sponsored by any Governmental Entity.

(l) Otis is in material compliance with all terms and conditions of employment and all Employment Laws. Neither Otis nor the Otis Subsidiary is subject to any outstanding grievance, complaint, investigation, or orders under any Employment Law, or any claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other claim or litigation relating to employment or termination of employment or relationships of Otis Employees or independent contractors which, if adversely determined, would have, or reasonably would be expected to have, a Material Adverse Effect on Otis, or prevent or materially delay the consummation of the Arrangement and, to the knowledge of Otis, no such claims or litigation are threatened.

21. **Absence of Certain Changes or Events.** Except as disclosed in the Otis Disclosure Letter, since June 30, 2019;

(a) Otis and the Otis Subsidiary have conducted their respective businesses only in the ordinary course;

(b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect on Otis has been incurred;

(c) there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect on Otis;

(d) there has not been any change in the accounting practices used by Otis and the Otis Subsidiary;

(e) there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Otis or the Otis Subsidiary;

(f) there has not been any change in the remuneration or compensation paid to the directors of Otis;

(g) there has not been any redemption, repurchase or other acquisition of Otis Shares by Otis, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Otis Shares;

(h) there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course;

(i) there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Otis' audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course; and

(j) there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Otis or the Otis Subsidiary.

22. **Litigation.** Except as disclosed in the Otis Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Otis, threatened against or relating to Otis or the Otis Subsidiary, the business of Otis or the Otis Subsidiary, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably would be expected to have, a Material Adverse Effect on Otis or prevent or materially delay the consummation of the Plan of Arrangement, nor to the knowledge of Otis are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect on Otis). Neither Otis nor the Otis Subsidiary is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect on Otis or which would reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement.

23. **Taxes.**

(a) Each of Otis and the Otis Subsidiary has duly and timely filed, or has caused to be duly and timely filed on its behalf, all Tax Returns required to be filed by it prior to the date hereof, and all such Tax Returns are complete and accurate in all material respects.

(b) All Taxes shown to be due on such Tax Returns, or otherwise owed (whether or not assessed by the applicable Governmental Entity), have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Otis. Otis' most recent audited consolidated financial statements reflect a reserve in accordance with IFRS for all Taxes payable by Otis and the Otis Subsidiary for all taxable periods and portions thereof through the date of such financial statements.

(c) Each of Otis and the Otis Subsidiary has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(d) Each of Otis and the Otis Subsidiary has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(e) There are no proceedings, investigations, audits or claims now pending or, to the knowledge of Otis, threatened against Otis or the Otis Subsidiary in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(f) Each of Otis and the Otis Subsidiary has made full and adequate provision in the books and records and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date.

(g) There are no Encumbrances for Taxes upon the assets of Otis or the Otis Subsidiary other than Permitted Encumbrances.

(h) Neither Otis nor the Otis Subsidiary has been a "distributing corporation" or a "controlled corporation" in connection with a distribution described in Section 355 of the U.S. Tax Code (i) within the last two years or (ii) that could otherwise constitute part of a "plan" or "series of transactions" (within the meaning of Section 355(e) of the U.S. Tax Code) in conjunction with this Agreement.

(i) Neither Otis nor the Otis Subsidiary has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(j) Neither Otis nor the Otis Subsidiary: (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis, other than a group of which Otis or the Otis Subsidiary is or was the common parent or (ii) has any material liability for Taxes of any person (other than Otis or the Otis Subsidiary) under Treasury Regulations promulgated under Section 1502 of the U.S. Tax Code (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by contract, or otherwise.

(k) Neither Otis nor the Otis Subsidiary has been a party to, or a material advisor with respect to, a "reportable transaction" within the meaning of Section 6707A(c)(1) of the U.S. Tax Code and Treasury Regulations Section 1.6011-4(b) promulgated under the U.S. Tax Code.

(l) There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, Otis or the Otis Subsidiary.

(m) Neither Otis nor the Otis Subsidiary has acquired property or services from, or disposed of property or provided services to, a person with whom it does not deal at arm's length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, nor has Otis or the Otis Subsidiary been deemed to have done so for purposes of the Tax Act.

(n) None of sections 78 or 80 to 80.04 of the Tax Act have applied to Otis or the Otis Subsidiary, and there are no circumstances existing which could reasonably be expected to result in the application of sections 78 or 80 to 80.04 of the Tax Act to Otis or the Otis Subsidiary.

(o) Each of Otis and the Otis Subsidiary has complied in all material respects with all applicable transfer pricing rules for Tax purposes.

(p) To the knowledge of Otis, no claim has been made by any Governmental Entity in a jurisdiction where Otis or the Otis Subsidiary does not file Tax Returns that Otis or the Otis Subsidiary is required to file Tax Returns or may be subject to Tax by that jurisdiction.

(q) Neither Otis nor the Otis Subsidiary have issued shares that are, or were intended to be, "flow-through shares" for purposes of the Tax Act in the previous two calendar years and neither Otis nor the Otis Subsidiary have outstanding obligations to incur or renounce "Canadian exploration expenses" (within the meaning of the Tax Act) pursuant to any subscription agreements relating to the issuance of flow-through shares.

24. **Books and Records.** The corporate records and minute books of Otis and the Otis Subsidiary have been maintained in accordance with all applicable Laws, and the minute books of Otis and the Otis Subsidiary as provided to Excellon are complete and accurate in all material respects. The corporate minute books for Otis and the Otis Subsidiary contain minutes of all meetings and resolutions of the directors and shareholders held. The financial books and records and accounts of Otis and the Otis Subsidiary in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of Otis' Subsidiary, during the period of time when owned by Otis, accurately and fairly reflect the transactions and dispositions of assets of Otis and the Otis Subsidiary; and (c) in the case of Otis' Subsidiary, during the period of time when owned by Otis, accurately and fairly reflect the basis for Otis' consolidated financial statements.

25. **Insurance.**

(a) Otis has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid, and neither Otis nor the Otis

Subsidiary has failed to give any notice or make a claim thereunder on a timely basis.

(b) Each of such policies and other forms of insurance is in full force and effect on the date hereof and Otis will use commercially reasonable efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the actual knowledge of Otis other) notice of cancellation or termination has been received by Otis or the Otis Subsidiary with respect to any such policy.

26. **Non-Arm's Length Transactions.** Except for the transactions contemplated in this Agreement, director and officer indemnification agreements and employment or employment compensation agreements entered into in the ordinary course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Otis or the Otis Subsidiary) between Otis or the Otis Subsidiary, on the one hand, and any (a) officer or director of Otis or the Otis Subsidiary, (b) holder of record or, to the knowledge of Otis, beneficial owner of five percent or more of the voting securities of Otis, or (c) affiliate or associate of any officer, director or beneficial owner, on the other hand.

27. **Environmental.** Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect on Otis or as disclosed to Excellon:

(a) all facilities and operations of Otis and the Otis Subsidiary have been conducted, and are now, in compliance with all Environmental Laws;

(b) Otis and the Otis Subsidiary are in possession of, and in compliance with, all Environmental Permits required to own, lease and operate the Otis Properties and the Otis Unpatented Claims and to conduct their respective business as they are now being conducted;

(c) no Remedial Action obligation or other Environmental Liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Otis and the Otis Subsidiary, and, to the knowledge of Otis, there is no basis for any such Environmental Liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(d) neither Otis nor the Otis Subsidiary is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e) to the knowledge of Otis, there are no changes in the status, terms or conditions of any Environmental Permits held by Otis or the Otis Subsidiary or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits, consents, waivers, Permits, orders and

exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Otis or the Otis Subsidiary following the Effective Date;

(f) neither Otis nor the Otis Subsidiary (i) is a party to any litigation or administrative proceeding nor, to the knowledge of Otis, has any litigation or administrative proceeding been threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to take any Remedial Action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future Remedial Action which arises out of or is related to the Release of any Hazardous Substances, (ii) has any knowledge of any conditions existing currently which could reasonably be expected to subject it to any Environmental Liabiltiies or which require or are likely to require Remedial Action; and (iii) is subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws;

(g) Otis and the Otis Subsidiary have made available to Excellon all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(h) to the knowledge of Otis, Otis and the Otis Subsidiary are not subject to any past or present fact, condition or circumstance that would reasonably be expected to result in any material Environmental Liability.

28. **Restrictions on Business Activities.** There is no agreement, judgment, injunction, order or decree binding upon Otis or the Otis Subsidiary that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Otis or the Otis Subsidiary, any acquisition of property by Otis or the Otis Subsidiary, or the conduct of business by Otis or the Otis Subsidiary, as currently conducted (including following the transactions contemplated by this Agreement).

29. **Material Contracts.** Otis and the Otis Subsidiary have performed in all material respects all respective obligations required to be performed by them to date under their Material Contracts. Neither Otis nor the Otis Subsidiary is in breach or default under any Material Contract to which it is a party or bound, nor does Otis have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, result, or reasonably be expected to result, in a Material Adverse Effect on Otis. Neither Otis nor the Otis Subsidiary knows of, nor have they received written notice of, any breach or default under (nor, to the knowledge of Otis, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate,

result, or reasonably be expected to result, in a Material Adverse Effect on Otis. Prior to the date hereof, Otis has made available to Excellon true and complete copies of all of the Material Contracts of Otis and the Otis Subsidiary. All of Otis' and the Otis Subsidiary's Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Otis (or the Otis Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity) and are the product of fair and arm's length negotiations between the parties thereto. Except as may be disclosed in the Otis Disclosure Letter, neither Otis nor the Otis Subsidiary is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Otis or the Otis Subsidiary.

30. **Fees and Expenses.** The Otis Disclosure Letter sets forth: (A) the aggregate amount of fees payable to any broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Otis; (B) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that Otis has incurred to date and an estimate of the amount of fees and expenses that Otis expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified pursuant to (A) of this paragraph) and (C) the amount of such fees and expenses that has been paid to date.

31. **No Cease Trade Orders.** No Securities Authority or other Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Otis, and no such proceeding is pending, contemplated or, to the knowledge of Otis, threatened.

32. **Reporting Issuer Status.** As of the date hereof, Otis is a reporting issuer not in default (or the equivalent) under the securities Laws of each of the provinces of British Columbia, Alberta and Ontario.

33. **Stock Exchange Compliance.** The Otis Shares are listed and posted for trading on the TSX-V, and Otis is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX-V.

34. **Approvals and Recommendation.** The Otis Board and Otis Special Committee have received a fairness opinion, and the Otis Board, (other than the directors who have abstained from voting, if applicable) has unanimously, after receiving legal and financial advice, determined that the Plan of Arrangement is in the best interests of Otis and recommends that Otis Shareholders each vote in favour of the Otis Arrangement Resolutions.

35. **Independent Directors; Special Committee.** Prior to entering into this Agreement, the Otis Board formed the Otis Special Committee, each member of which is an "independent director" as defined in MI 61-101. The Otis Board engaged a financial advisor to deliver a fairness opinion to the Otis Board as to the fairness to the Otis Shareholders, from a financial point of view, of the consideration to be received by Otis Shareholders, under the

Plan of Arrangement. The financial advisor has delivered orally such fairness opinion, which has not been modified, amended, qualified or withdrawn, to the Otis Board. Based on the information available to them as of the date hereof, the Otis Special Committee has unanimously recommended approval of this Agreement and the completion of the Plan of Arrangement.

36. **No Expropriation.** No property or asset of Otis or the Otis Subsidiary (including any Otis Owned Real Property, Otis Leased Real Property or Otis Unpatented Claims) has been taken or expropriated by any Governmental Entity, no notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Otis, is there any intent or proposal to give any such notice or to commence any such proceeding.

37. **Money Laundering Laws.** The operations of Otis are and have been conducted at all times in compliance with applicable Money Laundering Laws, and no action, suit or proceeding by or before any Governmental Entity involving Otis with respect to the Money Laundering Laws is pending or to Otis' knowledge threatened.

38. **Anti-Corruption.** None of Otis, any Otis Subsidiary, or, to the knowledge of Otis, any of its or their respective directors, executives, officers, representatives, agents or employees: (i) have used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) have failed to disclose fully any contribution in violation of any Law; (iii) have used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iv) have violated or is violating any provision of the *United States Foreign Corrupt Practices Act of 1977*, the *Corruption of Foreign Public Officials Act* (Canada) or any other applicable Law of similar effect; (v) have established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (vi) have made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

39. **Aboriginal, NGOs and Community Groups.** No material dispute between Otis or the Otis Subsidiary and any Aboriginal, non-governmental organization, community, or community group exists or, to the best of Otis' knowledge, is threatened or imminent with respect to any of Otis' or the Otis Subsidiary's properties or exploration activities. Neither Otis nor the Otis Subsidiary has received any written, or to the knowledge of Otis, oral, notice of any Aboriginal Claim which could reasonably be expected to affect or impair Otis's or the Otis Subsidiary's right, title or interest in any Otis Properties.

40. **No "Collateral Benefit"**. Except as set forth in the Otis Disclosure Letter, to the knowledge of Otis, no related party of Otis (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Otis Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

41. **Competition Act.** Neither the aggregate value of the assets of Otis in Canada nor the gross revenues from sales in or from Canada generated from those assets, as determined in

accordance with Part IX of the *Competition Act* (Canada) meet or exceed the applicable threshold for any pre- closing notification or review as the case may be.

42. **U.S. Securities Law Matters.** Otis: (i) is a "foreign private issuer" as defined in Rule 405 under the 1933 Act; (ii) has no class of securities outstanding that is or is required to be registered under Section 12 of the United States *Securities Exchange Act of 1934*, as amended, or that is subject to the reporting requirements of Section 13 or 15(d) thereof; and (iii) is not registered or required to register as an investment company under the United States *Investment Company Act of 1940*, as amended.

43. **Disclosure**. Otis has made available to Excellon all material information concerning Otis, the Otis Subsidiary and their respective businesses through the Otis Filings, information disclosed in Otis' virtual data room or the Otis Disclosure Letter and all such information as made available to Excellon is accurate, true and correct in all material respects.

SCHEDULE "D"

FORM OF OTIS ARRANGEMENT RESOLUTIONS

BE IT RESOLVED THAT:

1. The arrangement (the "**Arrangement**") under the provisions of Division 5 of Part 9 of the *Business Corporations Act* (British Columbia) (the "**BCBCA**") involving Otis Gold Corp. ("**Otis**") pursuant to the arrangement agreement between Otis and Excellon Resources Inc. ("**Excellon**") dated February 24, 2020 (the "**Arrangement Agreement**"), all as more particularly described and set forth in the joint Management Information Circular of Otis and Excellon to be dated March 13, 2020 (the "**Circular**"), accompanying the notice of this meeting (as the Arrangement may be, or may have been, amended, modified, or supplemented in accordance with its terms), is hereby authorized, approved and adopted;

2. The plan of arrangement, as it may be or has been duly amended, modified or supplemented (the "**Plan of Arrangement**"), involving Otis and implementing the Arrangement, the full text of which is set out in Appendix [•] to the Circular (as the Plan of Arrangement may be, or may have been, duly amended, modified or supplemented in accordance with its terms), is hereby approved and adopted;

3. The Arrangement Agreement and the transactions contemplated therein, the actions of the directors of Otis in approving the Arrangement and the actions of the directors and officers of Otis in executing and delivering the Arrangement Agreement and in causing the performance by Otis of its obligations thereunder and any amendments thereto in accordance with its terms are hereby ratified and approved;

4. Otis be and is hereby authorized to apply for a Final Order from the Supreme Court of British Columbia (the "**Court**") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been amended, modified or supplemented and as described in the Circular);

5. Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Otis Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court, the directors of Otis are hereby authorized and empowered, without further notice to, or approval of, the holders of common shares of Otis:

   (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

   (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6. Any one director or officer of Otis be and is hereby authorized and directed for and on behalf of Otis to make an application to the Court for an order approving the Arrangement and to execute, whether under the corporate seal of Otis or otherwise, and deliver, or cause to be delivered, such other documents as are necessary or desirable to give effect to the

Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of any such documents; and

7. Any one director or officer of Otis be and is hereby authorized and directed for and on behalf of Otis to execute or cause to be executed, whether under the corporate seal of Otis or otherwise, and deliver or cause to be delivered, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to perform or cause to be performed all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions and the matters authorized thereby, including:

(a) all actions required to be taken by or on behalf of Otis, all necessary filings and the obtention of the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Otis,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE "E"

FORM OF EXCELLON SHARE ISSUANCE RESOLUTION

WHEREAS

A. Excellon Resources Inc. ("**Excellon**") has entered into an arrangement agreement dated February 24, 2020 (the "**Arrangement Agreement**") with Otis Gold Corp. ("**Otis**") to complete a transaction (the "**Arrangement**") pursuant to a plan of arrangement (the "**Plan of Arrangement**") under the provisions of Division 5 of Part 9 of the *Business Corporations Act* (British Columbia) whereby Excellon would acquire all of the issued and outstanding common shares of Otis (the "**Otis Shares**") in exchange for common shares of Excellon ("**Excellon Shares**") on the basis of 0.23 of an Excellon Share (the "**Share Consideration**") for each Otis Share;

B. Pursuant to the Arrangement, all of the covenants and obligations of Otis pursuant to all of the outstanding options and warrants to acquire Otis Shares not exercised by the holder thereof prior to the effective time of the Arrangement (collectively, the "**Otis Convertible Securities**"), would be assumed by Excellon and, in accordance with the terms and conditions of the respective option agreements and warrant certificates, Excellon has agreed to do all things necessary to provide for the application of the provisions set forth in such option agreements and warrant certificates with respect to the rights and interests of the holders thereof, such that upon exercise or conversion thereof, a holder will be entitled to receive, 0.23 of an Excellon Share in lieu of the Otis Share to which such holder would otherwise have been entitled, subject to adjustment in accordance with their terms, and the option agreements and warrant certificates will otherwise be valid and binding obligations of Excellon entitling the holders thereof, as against Excellon, to all the rights of such holders as set out in their respective option agreements and warrant certificates, all as more particularly described and set forth in the joint Management Information Circular of Otis and Excellon to be dated March 13, 2020 (the "**Circular**"), accompanying the notice of this meeting;

C. Excellon, in accordance with Section 611(c) of the Toronto Stock Exchange Company Manual, wishes to obtain the requisite shareholder approval of the issuance of the Excellon Shares comprising the Share Consideration and the Excellon Shares made issuable in respect of the Otis Convertible Securities assumed in connection with the Arrangement;

BE IT RESOLVED THAT:

1. The issuance of the Excellon Shares comprising the Share Consideration pursuant to the terms of the Arrangement Agreement as described in the Circular is hereby approved;

2. The issuance of the Excellon Shares upon the due exercise or conversion of the Otis Convertible Securities assumed by Excellon pursuant to the terms of the Plan of Arrangement as described in the Circular is hereby approved;

3. Any officer or director of Excellon is hereby authorized and directed for and on behalf of Excellon to execute or cause to be executed, under the corporate seal of Excellon or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing; and

4. The board of directors of the Excellon be, and it is authorized, to abandon all or any part of these resolutions at any time prior to giving effect thereto.